

MIXED-SIGNAL IS EVERYWHERE
2004 ANNUAL REPORT


SILICON LABORATORIES
INC

Silicon Laboratories Inc. is a global leader in the innovation of mixed-signal integrated circuit (IC) technology. The company applies its renowned design expertise to develop proprietary analog-intensive, mixed-signal ICs that are implemented in CMOS. These products offer significant advantages in performance, size, cost and power consumption over traditional solutions. Silicon Laboratories sells its products to over 3,000 customers on a global basis. The company's product portfolio targets a broad range of markets including communications, computing, industrial, consumer and automotive. The company, founded in 1996, has over 450 patents issued or pending. Based in Austin, Texas, Silicon Laboratories' common stock is traded on the NASDAQ® under the ticker symbol "SLAB."


SILICON LABORATORIES



FINANCIAL HIGHLIGHTS

Revenues (percentage growth by year)



2001
146%
79%
2003
40%
2004

Financial Highlights (in millions, except per share data)

YEAR	2001	2002	2003	2004
Revenues	$ 74	$ 182	$ 325	$ 456
Research and Development	29	32	48	75
Operating income (loss)	(51)	31	65	106
Net income (loss)	(46)	21	45	77
Earnings (loss) per share—diluted	(0.99)	0.41	0.86	1.39
Non-GAAP financial measures*				
Adjusted operating income (loss)	(7)	36	87	111
Adjusted net income (loss)	(1)	26	62	81
Adjusted earnings (loss) per share—diluted	(0.03)	0.51	1.18	1.47

* Excluding charges relating to amortization of goodwill, deferred stock compensation, write-off of in-process Research and Development, impairment of goodwill and other intangible assets and the settlement of a patent infringement lawsuit. See Reconciliation Table of GAAP to Non-GAAP Financial Measures provided in Appendix I.

A MILESTONE YEAR FOR SILICON LABORATORIES

2004 was a milestone year. It marked the realization of our goal to progress from a rapidly emerging industry player in mixed-signal ICs to a diversifying market leader.

During the year, we added to our world-class team, opened multiple new sales, support and design locations around the globe and expanded our product portfolio. We successfully integrated an acquisition, extended our distribution network, made a larger contribution to our community and formalized our powerful commitment to ethics and corporate governance. We also furthered our track record of growth driven by execution across the organization.

EVOLUTION OF THE COMPANY

Since our inception, we have focused on diversification of products, customers and markets. This effort pervades every aspect of our strategic planning and is changing the profile of our business. Our customer base increased to over 3,000 during 2004.

The company's portfolio of mixed-signal products has expanded to serve major electronics markets including mobile handsets, set-top boxes, digital video recorders, VoIP equipment, networking equipment and optical hardware. Our products are also finding homes in a number of industrial applications, consumer devices and recently, automotive electronics.

We are continuously optimizing our operations, creating a solid foundation for future growth. I believe that operational planning and development can be the difference between short-term and sustained success. To this end, we have automated where appropriate, added systems to enable the business to rapidly scale and we have partnered with wafer manufacturing, assembly and test leaders to reduce our capital investment. This attention to streamlining the infrastructure of the organization allows us to stay focused on our core competency — mixed-signal IC design.

STRONG BUSINESS FUNDAMENTALS

At Silicon Laboratories, we value execution and results. When compared to the prior year, 2004 revenues increased by 40 percent, GAAP earnings per share increased by over 60 percent and our cash and short-term investments increased by over 45 percent. This performance was a testament to the sound financial



management of the company and the benefits of a nimble operational infrastructure. Our fabless business model is a powerful enabler for a variable cost structure that supports strong operating and gross margin profiles. Our solid balance sheet gives shareholders better visibility into the business and enables us to base decision-making on long-term strategic objectives.

PICKING THE RIGHT PRODUCTS

We have developed technology that has led to truly revolutionary products. In numerous cases, products we have developed have had a very disruptive effect on traditional solutions. As the market leader in GSM/GPRS transceivers for cellular phones, Silicon Laboratories changed the landscape by introducing the first GSM/GPRS Radio Frequency (RF) transceiver in CMOS (which is still the only transceiver in CMOS in production three years later). The Aero transceiver's ease of use enabled a number of new entrants to quickly deliver products to the handset market. This year, we further distanced ourselves from the competition by delivering a single-chip transceiver to the market, Aero II, which is also the basis of our EDGE solution. Introduced in 2004, our new power amplifier (PA) is the first single-chip, dual-band power amplifier for GSM/GPRS handsets and the only PA in CMOS. It renders solutions in exotic semiconductor process technology less competitive by providing a smaller, lower cost, easier to use solution for cellular phones.

In our efforts to identify the best product opportunities that meet our product life cycle, margin and revenue criteria, we acquired Cygnal Integrated Products in December of 2003. This acquisition opened the door to the multi-billion dollar 8-bit micro-controller (MCU) market. A tremendous success story in 2004, the MCU products' pro forma revenue almost tripled when compared to 2003. Serving a very diverse market with thousands of potential customers and an extensive distribution channel, the mixed-signal MCU products accelerate our diversification into general-purpose products.



Our new product pipeline is also rich in its variety of markets and target applications, offering more potential than at any other time in the company's history. This pipeline leverages the company's vast IP portfolio to create solutions that add value in our existing markets and expand our presence into new, large markets that are ripe for mixed-signal innovation.

The success of Silicon Laboratories is about more than one person or one product. It is the culmination of the extraordinary effort by employees and partners to pursue excellence in all that we do. We create customer loyalty through superior products and support; we create shareholder value by delivering healthy margins, top line growth, and strong bottom line performance; we attract the best and brightest employees by offering a stimulating work environment with challenging projects; and we give back to our community by donating time and money to improve the quality of life. There is no place I would rather be in 2005 than Silicon Laboratories.

Daniel Artusi
President and CEO

UNITED STATES PATENT 6,147,567

METHOD AND APPARATUS FOR PROVIDING ANALOG AND DIGITALLY CONTROLLED CAPACITANCES FOR SYNTHESIZING HIGH-FREQUENCY SIGNALS FOR WIRELESS COMMUNICATIONS


Si4300
Si4210

COMPLETE GSM/GPRS RADIO
(ACTUAL SIZE)



MAKING MIXED-SIGNAL EASY FOR OUR CUSTOMERS

For decades, mixed-signal problems have required equal parts science and art. Equipment makers designing with sensitive analog components endlessly tune and tweak, often falling victim to low yields and high costs.

Silicon Laboratories' philosophy is to simplify mixed-signal for the customer to reduce the uncertainty and risks in their designs. This prevents customers from having to develop expensive and hard-to-find mixed-signal expertise. It saves them time and precious board space while improving their yields.

We help our customers simplify their mixed-signal designs by focusing on three things. First, we take a circuit approach to innovation rather than relying on physics alone. We invent from the fundamental transistor level. This allows us to innovate using standard CMOS, increasing our integration potential with digital chips and decreasing the size and complexity of our ICs when compared to competing solutions. We have a demonstrated ability to design the most difficult analog circuits using standard CMOS technologies to create highly integrated solutions.

Second, we provide true applications support to our customers. This includes complete documentation and development tools, talented applications and field sales engineers and a highly technical sales and distribution network. Our MCU development kits are designed to be "application engineers in a box." These tools are low cost, complete design resources that allow our customers to get up and running on our products in a matter of minutes.

Third, and most important, we listen to our customers. We avoid innovating for innovation's sake by developing an understanding of our customers' applications, road maps and business drivers. We then leverage our IP portfolio to develop products that solve customers' mixed-signal problems in a simple, direct way. We eliminate the need for expensive, bulky discrete components; we lower power consumption and improve performance; and we make end of line adjustments unnecessary. We do the hard work up front, taking the guesswork out of a customer's mixed-signal designs. We make mixed-signal easy.

A BROAD VIEW OF THE MARKET


entertainment
broadband
set-top boxes
microcontrollers
consumer electronics
cellular phones
wireless
communications
voice over IP




automotive




networking


power



Silicon Laboratories' broad-based mixed-signal ICs represent about half of our business and include a diverse set of products. These products or their derivatives typically meet several key criteria: they address large market opportunities; they have high margin profiles above our corporate average of mid-fifty percent; and they have characteristics associated with general-purpose products, namely broad distribution channels to reach thousands of customers.

Our MCU product line, which has rapidly expanded our total available market, is a good example. Our 8-bit mixed-signal MCU family, which includes more than 70 different products, captures, computes and communicates signals in a single system-on-a-chip. This is unique in the marketplace, and it provides our customers with design flexibility, improved time-to-market and superior system performance. In addition, the same MCU part can be used in a toy or a cellular phone, enabling a single product to address multiple new markets. With about 25,000 development platforms shipped to date, we are seeding thousands of new potential customers.

Another example is our ProSLIC® family of subscriber line interface circuit ICs. The ProSLIC devices are an instrumental component of VoIP deployments, acting as the analog telephony interface to the traditional phone line. This product family, which grew almost 150 percent in 2004, is designed for residential gateways, terminal adapters, integrated access devices, PBXs and central office equipment spanning VoIP deployments across Ethernet, DSL, cable and fiber networks.

When combined with the vertical market focus of our mobile handset business, the diversifying, horizontal nature of our broad-based mixed-signal business further strengthens our business model.

MIXED-SIGNAL CONNECTS THE ANALOG WORLD WE LIVE IN WITH THE RAPIDLY PROLIFERATING DIGITAL WORLD.

The analog and digital worlds continue to merge as technology pervades every aspect of our lives. Cellular phones are becoming digital command centers for entertainment and communications. Our homes are rapidly becoming networked, enabling real-time monitoring and control.



Computing is completely mobile, and connectivity is becoming universal. These global trends are accelerating. The result will be an exponential increase in demand for mixed-signal ICs that enable the analog world we live in to interconnect to the sprawling digital world.

Silicon Laboratories is well positioned to benefit from this trend. We believe our mixed-signal expertise is unmatched and creates a long-term competitive advantage. We have established a deep well of new products to feed a growing number of applications and markets. We invested 16 percent of revenue in R&D in 2004, and we intend to keep investing aggressively in future products. We believe in our R&D pipeline and see it as a critical bellwether of the company's health and future growth potential.

THERE WILL BE AN EXPONENTIAL INCREASE IN DEMAND FOR MIXED-SIGNAL ICs

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2005

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-29823

SILICON LABORATORIES INC.

(Exact name of registrant as specified in its charter)

Delaware	**74-2793174**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4635 Boston Lane, Austin, Texas	**78735**
(Address of principal executive offices)	(Zip Code)

(512) 416-8500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None.
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.0001 Par Value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). ☒ Yes ☐ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (July 2, 2004) was $1,742,469,341 (assuming, for this purpose, that only directors and officers are deemed affiliates).

There were 52,646,075 shares of the registrant's common stock issued and outstanding as of February 4, 2005.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the registrant's 2005 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

SILICON LABORATORIES INC.

FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

CAUTIONARY STATEMENT

EXCEPT FOR THE HISTORICAL FINANCIAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS REPORT ON FORM 10-K (AS WELL AS DOCUMENTS INCORPORATED HEREIN BY REFERENCE) MAY BE CONSIDERED "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SUCH FORWARD-LOOKING STATEMENTS INCLUDE DECLARATIONS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF SILICON LABORATORIES INC. AND ITS MANAGEMENT AND MAY BE SIGNIFIED BY THE WORDS "EXPECTS," "ANTICIPATES," "INTENDS," "BELIEVES" OR SIMILAR LANGUAGE. YOU ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "FACTORS AFFECTING OUR FUTURE OPERATING RESULTS" AND ELSEWHERE IN THIS REPORT. SILICON LABORATORIES DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PART I

Item 1. Business and Factors Affecting Our Future Operating Results

GENERAL

Silicon Laboratories Inc. designs and develops proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Mixed-signal ICs are electronic components that convert real-world analog signals, such as sound and radio waves, into digital signals that electronic products can process. Therefore, mixed-signal ICs are critical components in numerous applications, including mobile handsets, cable and satellite set-top boxes, personal computer modems, Voice over Internet Protocol on data networks, voice over digital subscriber line (DSL) modems, personal video recorders, telephone equipment and optical networking equipment. With our acquisition of Cygnal Integrated Products (Cygnal) in December 2003, we now sell mixed-signal 8-bit microcontrollers (MCUs), which are incorporated in a broad range of applications in a variety of markets, including automotive, communications, consumer, industrial, medical and power management.

Our world-class, mixed-signal design engineers use standard complementary metal oxide semiconductor, or CMOS, technology to create our innovative ICs that can improve the performance and dramatically reduce the cost, size and system power requirements of devices that our customers sell to their end-user customers. Our expertise in analog-intensive, mixed-signal IC design in CMOS allows us to develop new and innovative products that are highly integrated, which simplifies our customers' designs and improves their time-to-market.

INDUSTRY BACKGROUND

According to market research firm Gartner, personal computers (PCs) and mobile handsets are expected to remain the most significant market drivers for semiconductor consumption through 2008. In wired communications, increased enterprise equipment spending and capital expenditures by service providers combined with broadband and Voice over Packet technology continue to represent growth areas in the communications IC market which Gartner expects to top $80 billion by 2008.

Recent growth in the market for ICs has been due to a number of factors, including the growth of Internet usage, development of new communications technologies, availability of improved communications services at lower costs, broad deployment of optical networks and remote access requirements for corporate networks. This demand has fueled tremendous growth in the number of electronic devices. For example, in mobile handset markets, the demand for wireless phones and other wireless devices, such as personal digital assistants, has grown steadily as digital wireless services have become increasingly popular and affordable. In other markets, demand has increased for a wide range of electronic products, including PCs, cable and satellite set-top boxes, fax machines, credit card verification machines, automated teller machines, satellite radios and personal video recorders (PVRs). Consumers increasingly demand higher capacity connections at their residences using cable modems or high speed DSL. Voice over Internet Protocol technology, which enables voice traffic over data networks, is emerging as a viable alternative to traditional telephone networks. The demand for greater and faster Internet access by households and businesses has increased the need to significantly upgrade the communications backbone to handle this traffic, increasing the need for smaller, faster and better performing networking systems that route this traffic.

Numerous devices require analog-intensive, mixed-signal circuits. Traditional designs for electronic devices have used mixed-signal solutions built with numerous discrete analog and digital components. While these traditional designs provide the required functionality, they can be inefficient and inadequate for use in markets where size, cost, power consumption and performance are increasingly important product differentiators. In order to improve their competitive position, electronic device manufacturers need advanced mixed-signal ICs that reduce the number of discrete components and required board space to create smaller products with improved price/performance characteristics. Additionally, these manufacturers require programmable ICs that can be reconfigured to comply with numerous and constantly evolving international electronic standards without altering the fundamental design of a product.

Manufacturers of electronic devices face accelerating time-to-market demands and must adapt to evolving industry standards and new technologies. Because analog-intensive, mixed-signal IC design expertise is difficult to find, these manufacturers increasingly are turning to third parties, like us, to provide advanced mixed-signal ICs. Designing the analog component of a mixed-signal IC involves great complexity and difficulty, because the performance of an analog IC depends on the creative analog expertise of engineers to optimize speed, power, amplitude and resolution within the constraints of standard manufacturing processes. The development of analog design expertise typically requires years of practical analog design experience under the guidance of a senior engineer, and engineers with the required level of skill and expertise are in short supply.

Many third-party IC providers lack sufficient analog expertise to develop compelling mixed-signal ICs. As a result, manufacturers of electronic devices value third-party providers that can supply them with mixed-signal ICs with greater functionality, smaller size and lower power requirements at a reduced cost and shorter time-to-market.

PRODUCTS

We provide analog-intensive, mixed-signal ICs for use in a variety of electronic products in a broad range of applications including mobile handsets, PC modems, satellite set top boxes, automotive controls and sensors, personal video recorders, industrial monitoring and control, central office telephone equipment and optical networking equipment. Our products integrate complex mixed-signal functions that are frequently performed by numerous discrete components in competitive products into single chips or chipsets. By doing so, we are able to create products that, compared to many competitive products:

- Require less board space;
- Reduce the use of external components;
- Can offer superior performance;
- Provide increased reliability;
- Reduce system power requirements;
- Are easier for customers to use; and
- Reduce costs.

We group our products into two categories: mobile handset products and broad-based mixed-signal products. The mobile handset category includes the Aero® Transceivers, to the extent incorporated into handsets, the RF Synthesizers and the Power Amplifier (PA). The broad-based mixed-signal category includes our silicon DAA, ISOmodem®, ProSLIC®, DSL analog front end, clock chips, SiPHY®' optical transceivers and clock & data recovery ICs (CDRs), general purpose RF Synthesizers for non-handset applications, and MCU products. The following table summarizes the diverse product areas and applications for the various ICs that we have introduced to customers:

PRODUCT AREAS and DESCRIPTION	APPLICATIONS
MOBILE HANDSET PRODUCTS	
RF Synthesizer for GSM A radio frequency, or RF, synthesizer generates high frequency signals that are used in wireless communications systems to select a particular radio channel. We provide RF Synthesizers for the Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS) markets. GPRS brings wireless Internet access to GSM users through data transfer and signaling over GSM radio networks. Our synthesizers are well-suited to meet the increasing requirement for highly-integrated electronics that reduce component count and consume less power. Customers for our synthesizer products for mobile handsets are typically migrating to our Aero Transceiver family of products which integrates the RF synthesizer with the transceiver.	• GSM/GPRS wireless phones • GSM/GPRS data communications devices

Aero Transceiver

The Aero Transceiver family provides highly integrated transmit and receive radio functionality that is found between the antennae electronics and the digital baseband section of a GSM/GPRS/Enhanced Data Rates for Global Evolution (EDGE) mobile handset or wireless data communication device. The latest generation of the Aero Transceiver family, Aero II, is the only single chip GSM/GPRS transceiver available in CMOS. This solution requires a smaller footprint than competing solutions in this form-factor sensitive market and can be paired with virtually any baseband. The Aero Transceivers are designed using 100% standard CMOS process technology which facilitates cost reduction and integration.

- GSM/GPRS/EDGE wireless phones
- GSM/GPRS/EDGE data communications devices
- Personal digital assistants

Power Amplifier

Our Power Amplifier for dual-band cellular handsets is the first functionally complete, monolithic GSM PA solution, and the first to be implemented in CMOS, creating high levels of integration and performance without sacrificing quality or reliability. Our PA integrates power control circuits, innovative temperature and overvoltage protection circuits, input and output matching networks and harmonic filters. Our PA provides customers with flexibility to meet key specifications and a system that is easy to design into new or existing handset platforms. This product is still in the early stages of customer adoption and is not yet being produced in volume.

- Dual band GSM/GPRS handsets

BROAD-BASED MIXED-SIGNAL PRODUCTS

Silicon Direct Access Arrangement (DAA)

Our DAA provides the functionality of both a direct access arrangement and a codec. A direct access arrangement provides electrical isolation between a wireline device, such as a modem, and the telephone line to guard against power surges in the telephone line, while the codec provides analog-to-digital and digital-to-analog conversion. Traditional direct access arrangement implementations contain numerous discrete components to provide functionality comparable to that which we provide in a single chipset. This family of products includes offerings to support different computer interface standards. Some versions of this chipset are programmable for differing international telephone standards, which enables manufacturers to distribute their products globally without costly country-specific design modifications.

- PCI desktop modems
- Audio Modem Riser Cards
- Mobile Daughter Cards
- Notebook modems
- Communication and Network Riser (CNR) Cards
- Modem on motherboard
- Mini PCI cards
- Fax machines
- Handheld organizers
- Set-top boxes
- Video conferencing systems
- PBXs
- Voice recognition systems
- Web telephony products
- Multi-function printer cards

ISOmodem Embedded Modems

The ISOmodem combines an analog modem with a silicon DAA, resulting in a complete modem implemented in a very small form factor. The ISOmodem products are designed for embedded modem applications, outside of the personal computer area such as set-top boxes and PVRs. The ISOmodem contains a programmable line interface that meets global telephone line requirements, allowing manufacturers to implement a single modem design world-wide. The ISOmodem family includes embedded modem solutions for speeds ranging from 2400 bps to 56Kbps, suitable for a wide range of applications.

- Set-top boxes
- Digital cable boxes
- Credit card verification
- Industrial monitoring
- Postage meters
- Security systems
- Remote medical monitoring
- Gaming consoles
- PVRs
- Point of sale (POS) terminals

ProSLIC Subscriber Line Interface Circuits

The ProSLIC provides the analog telephone interface on the source end of the telephone which generates dial tone, busy tone, caller ID and ring signal. Our ProSLIC product family has offerings for short-haul applications suitable for the customer premises as well as long-haul applications suitable for the traditional telephone company central office.

- IP telephony
- Wireless local loop providing remote access for a wireline system
- Voice over broadband modems and terminal adapters
- VoIP residential gateways
- PBXs
- Wired long loop and central office systems

Microcontroller Products

Our C8051F family of microcontrollers integrate intelligent data capture in the form of high-resolution data converters, a traditional MCU computing function, Flash memory and a highly programmable set of communication interfaces in a single system on a chip. The combination of configurable high-performance analog, up to 100 million instructions per second (MIPS), 8051 core and in-system field programmability provides the user with design flexibility, improved time-to-market, superior system performance and greater end product differentiation. These products are designed for use in a large variety of end-markets, including the automotive, communications, consumer, industrial, medical and power management markets.

- Industrial automation and control
- Automotive sensors and controls
- Medical instrumentation
- Electronic test and measurement equipment
- Power management
- Weigh scales
- Optical line cards
- Digital cameras
- Computer peripherals
- Wireless headsets
- Magstripe readers
- Gaming consoles
- Electronic toys

DSL Analog Front End

The DSL Analog Front End, or AFE, is designed to provide the connectivity functions for business or residential asymmetric digital subscriber line, or ADSL, connection at the user end in customer premises equipment. Such a connection addresses the business and residential demand for high-speed connectivity. The DSL AFE supports several ADSL communication standards enabling various upload and download data rates.

- Personal computer modems
- External modems
- Residential gateways
- Network interface devices

SiPHY Optical Physical Layer Transceivers

We offer a family of high-speed physical layer ICs that meet the high-speed fiber Synchronous Optical Network (SONET) and Synchronous Digital Hierarchy (SDH) specifications. As part of this family we offer transceivers that operate at rates up to 2.7 Gbps (giga bits per second), a transmission speed commonly referred to as OC-48. The transceiver IC provides both the receive path deserialization and transmit path serialization as required by the SONET/SDH physical layer. We also offer a family of clock and data recovery chips to provide specific functions at multiple speeds up to the OC-48 rate. All of our physical layer products utilize our proprietary digital signal processing technology to reduce the device's sensitivity to board-level noise and improve performance.

- Optical port cards for SONET/SDH optical networking equipment
- Optical test equipment
- High speed serial back plane interfaces

Precision Clock Integrated Circuits

Our precision clock product family includes various products ranging from general purpose clock multiplier products up to high performance multi-port, redundant, multiple frequency range clock multipliers and regenerators. Network systems require very high precision, low jitter, clock sources. Our knowledge gained in developing the physical layer transceiver subsections provided us the technology to offer these high performance clock products. Traditionally, these clock sources have been implemented using expensive, bulky modules, numerous crystal sources, complicated discrete circuitry requiring numerous components, or hybrid IC/discrete solutions that offer limited functionality. The frequency agility, performance, and integration offered by these devices are key design features for our customer base.

- Optical port cards for SONET/SDH optical networking equipment
- Networking test equipment
- Short and long haul networking equipment

Satellite Radio Tuner

The Satellite Radio Tuner combines our RF Synthesizer with a highly integrated tuner for a complete satellite radio tuner chipset. By leveraging CMOS technology, our satellite radio tuner minimizes the use of external components such as external voltage-controlled oscillators (VCOs), varactor diodes, and loop filters. The tuner provides strong system performance, meets stringent quality standards and fits into a very small footprint.

- Consumer and automotive satellite radios

General Purpose RF Synthesizer

A radio frequency, or RF, synthesizer generates high frequency signals that are used in wireless communications systems to select a particular radio channel. We provide general purpose RF Synthesizers for a variety of wireless communications devices, other than mobile handsets, including the industrial, science, medical (ISM) band applications and satellite radio applications. Our synthesizers are well-suited to meet the increasing requirement for highly-integrated electronics that reduce component count and consume less power.

- Satellite radio
- Wireless local area networks
- Cordless phones
- Wireless headsets
- Wireless LAN (802.11b) modems

During fiscal year 2004 and fiscal year 2003, sales of our mobile handset products and broad-based mixed-signal products each accounted for approximately 50% of our revenues. During fiscal year 2002, sales of our mobile handset products and broad-based mixed-signal products accounted for 37% and 63% of our revenues, respectively.

CUSTOMERS, SALES AND MARKETING

We market our products to original equipment manufacturers (OEM) and other providers of applications in various markets through our direct sales force, a network of independent sales representatives, and electronics distributors. Direct and distributor customers buy on an individual purchase order basis, rather than pursuant to long-term agreements.

We consider our customer to be the end customer purchasing either directly from a distributor, a contract manufacturer or us. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer.

Two of our distributors, Edom Technology and Uniquest, each selling products to customers in Asia, represented 20% and 12% of our fiscal 2004 revenues, respectively. Distributors are not considered end customers, but rather serve as a sales channel to our end customers. No other distributor accounted for 10% or more of revenues for fiscal 2004.

During fiscal 2004, our ten largest end customers accounted for 51% of our revenues. We had one end customer, Samsung, which represented 17% of our revenues. No other single end customer accounted for more than 10% of our revenues. The following is a list of our largest end customers during fiscal 2004:

- Agere Systems
- Conexant
- Hughes Network Systems
- Intel
- LG Electronics
- Sagem
- Samsung
- Sendo
- Smart Link
- Thomson

We maintain five sales offices in North America. We provide European sales support through our subsidiaries in the United Kingdom, France and Germany. Our Asia Pacific sales are supported through our subsidiaries in Japan and Hong Kong, as well as sales offices in Korea, Taiwan and China. Revenue is attributed to a geographic area based on the end customer's shipped-to location. The percentage of our revenues to customers located outside of the United States was 89% in fiscal 2004, 80% in fiscal 2003 and 79% in fiscal 2002. In fiscal 2004, South Korea, Taiwan and China accounted for 28%, 16% and 10% of revenues, respectively.

Our direct sales force includes regional sales managers in the field and area business managers at our headquarters to further support customer communications. Many of these managers have engineering degrees. We maintain a dedicated website for our field sales organization, which includes technical documentation, backlog information, order status, product availability and new product introduction information to support our communications with that organization. Additionally, we provide direct communication to all field sales personnel as part of a structured sales communications program.

We also utilize independent sales representatives and distributors to generate sales of our products. We have relationships with many independent sales representatives and distributors worldwide whom we have selected based on their understanding of the mixed-signal IC marketplace and their ability to provide effective field sales applications support for our products.

Our marketing efforts are targeted at both identified industry leaders and emerging market participants. Direct marketing activities are supplemented by a focused marketing communications effort that seeks to raise awareness of our company and products. Our public relations efforts are focused on leading trade and business publications. Our external website is used to deliver corporate information and product information. We also pursue targeted advertising in key trade publications and we have a cooperative marketing program that allows our distributors and representatives to promote our products to their local markets in conjunction with their own advertising activities. Finally we maintain a presence at strategic trade shows and industry events. These activities, in combination with direct sales activities, help drive demand for our products.

Due to the complex and innovative nature of our ICs, we employ experienced applications engineers who work closely with customers to support the design-win process, and can significantly accelerate the customer's time required to bring a product to market. A design-win occurs when a customer has designed our ICs into its product architecture. A considerable amount of effort to assist the customer in incorporating our ICs into its products is typically required prior to any sale. In many cases, our innovative ICs require significantly different implementations than existing approaches and, therefore, successful implementations may require extensive communication with potential customers. The amount of time required to achieve a design-win can vary substantially depending on a customer's development cycle, which can be relatively short (such as three months) or very long (such as two years) based on a wide variety of customer factors. Not all design wins ultimately result in revenue. However, once a completed design architecture has been implemented and produced in high volumes, our customers are reluctant to significantly alter their designs due to this extensive design-win process. We believe this process, coupled with our intellectual property protection, promotes relatively longer product life cycles for our ICs and high barriers to entry for competitive products, even if such competing products are offered at lower prices. Finally, our close collaboration with our customers provides us with knowledge of derivative product ideas or completely new product line offerings that may not otherwise arise in other new product discussions.

RESEARCH AND DEVELOPMENT

Through our research and development efforts, we apply our experienced analog and mixed-signal engineering talent and expertise to create new ICs that integrate functions typically performed inefficiently by multiple discrete components. This integration generally results in lower costs, smaller die sizes, lower power demands and enhanced price/performance characteristics. We attempt to reuse successful techniques for integration in new applications where similar benefits can be realized. We believe that reliable and precise analog and mixed-signal ICs can only be developed by teams of engineers that coordinate their efforts under the direction of senior engineers who have significant analog experience and are familiar with the intricacies of designing these ICs for commercial volume production. The development of test methodologies is a critical activity in releasing a new product for commercial success. We believe that we have attracted some of the best engineers in our industry.

Research and development expenses were $74.9 million, $48.3 million and $32.0 million in fiscal 2004, 2003, and 2002, respectively.

TECHNOLOGY

Our product development process facilitates the design of highly-innovative, analog-intensive, mixed-signal ICs. Our senior engineers start the product development process by forming an understanding of our customers' products and needs and then design alternatives with increased functionality and with decreasing power, size and cost requirements. Our engineers' deep knowledge of existing and emerging standards and performance requirements help us to assess the technical feasibility of a particular IC. We target areas where we can provide compelling product improvements. Once we have solved the primary challenges, our field engineers continue to work closely with our customers' design teams to maintain and develop an understanding of our customers' needs, allowing us to formulate derivative products and refined features.

In providing mixed-signal ICs for our customers, we believe our key competitive advantages are:

- analog CMOS design expertise;
- digital signal processing design expertise;
- microcontroller design expertise; and
- our broad understanding of systems technology and trends.

To fully capitalize on these advantages, we have assembled a world-class development team with exceptional analog and mixed-signal design expertise led by accomplished senior engineers.

ANALOG CMOS DESIGN EXPERTISE

We believe that our most significant core competency is our world-class analog design capability. Additionally, we strive to design all of our ICs in CMOS processes. There are several modern process technologies for manufacturing semiconductors including CMOS, Bipolar, BiCMOS, silicon germanium and gallium arsenide. While it is significantly more difficult to design analog ICs in CMOS, CMOS provides multiple benefits versus existing alternatives, including significantly reduced cost, reduced technology risk and greater worldwide foundry capacity. CMOS is the most commonly used process technology for manufacturing digital ICs and as a result is most likely to be used for the manufacturing of ICs with finer line geometries, which enable smaller and faster ICs. By designing our ICs in CMOS, we enable our products to benefit from this trend towards finer line geometries, which allows us to integrate more digital functionality into our mixed-signal ICs.

Designing analog ICs is significantly more complicated than designing digital ICs. While advanced software tools exist to help automate digital IC design, there are far fewer tools for advanced analog IC design. In many cases, our analog circuit design efforts begin at the fundamental transistor level. We believe that we have a demonstrated ability to design the most difficult analog and RF circuits using standard CMOS technologies. For example, our DAA product family replaces bulky, discrete modem components, such as transformers, relays and opto-isolators, with highly integrated CMOS mixed-signal ICs. Similarly, bulky wireless phone components such as voltage controlled oscillators and intermediate frequency surface acoustic wave filters are replaced by our integrated CMOS frequency synthesizer and AERO transceiver products. Our design expertise in the technically challenging optical networking market has allowed us to reduce the number of supplemental components used in our customers' products while providing lower levels of noise in the circuit operation. This is a key technical consideration in high speed optical networks.

DIGITAL SIGNAL PROCESSING DESIGN EXPERTISE

We consider the partitioning of a circuit's functionality to be a proprietary and creative design technique. Our digital signal processing design expertise maximizes the price/performance characteristics of both the analog and digital functions and allows our ICs to work in an optimized manner to accomplish particular tasks. Generally, we surround core analog circuitry with digital CMOS transistors, which allows our ICs to perform the required analog functions with increased digital capabilities. For example, our ProSLIC product is designed to function more efficiently than traditional products for the source end of the telephone line, which involve a two chip combination requiring more board space and numerous external components. The ProSLIC product is partitioned by combining a core analog design that provides analog-to-digital conversion and digital-to-analog conversion with optimized digital signal processing functions such as data compression, data expansion, filtering and tone generation. In this manner, we can isolate the higher voltage required to ring a telephone in low-cost, off-chip high voltage transistors or a small, complementary high voltage chip, thereby enabling us to fulfill the remaining core functions with a single CMOS chip. As a further example, our SiPHY Optical Physical Layer Transceivers utilize an architecturally advanced phase locked loop circuit based principally on digital signal processing. By performing a significant portion of this function in the digital domain in a monolithic chip, the circuit has been able to satisfy the demanding specifications of the optical network SONET standard using inexpensive CMOS transistors.

MICROCONTROLLER DESIGN EXPERTISE

As a result of the acquisition of Cygnal Integrated Products, we now have the required engineering talent and circuit integration methodologies to combine precision analog, high-speed digital, Flash memory and in-system programmability into a single, monolithic CMOS integrated circuit. Our microcontroller products are designed to capture an external analog signal, convert it to a digital signal, compute digital functions on the stream of data and then communicate the results through a standard digital interface. The ability to develop standard products with the broadest possible customer application base while being cost efficient with the silicon area of the monolithic CMOS integrated circuit requires a keen sense of customer value and engineering capabilities. Additionally, to manage the wide variety of signals on a monolithic piece of silicon including electrical noise, harmonics and other electronic distortions requires a fundamental knowledge of devices physics and accumulated design expertise.

UNDERSTANDING OF SYSTEMS TECHNOLOGY AND TRENDS

Our focused expertise in mixed-signal ICs is the result of the breadth of engineering talent we have assembled with experience working in analog-intensive CMOS design for a wide variety of applications. This expertise, which we consider a competitive advantage, is the foundation of our in-depth understanding of the technology and trends that impact electronic systems and markets. Our expertise includes:

- isolation, which is critical for existing and emerging telecom networks;

- frequency synthesis, which is core technology for wireless and clocking applications; and

- signal processing and precision analog, which forms the heart of consumer, industrial, medical and automotive electronics applications.

Our understanding of the role of analog/digital interfaces within electronic systems, standards evolution, and end market drivers enables us to identify product development opportunities and capitalize on market trends.

MANUFACTURING

As a fabless IC manufacturer, we conduct IC design and development in our facilities and electronically transfer our proprietary IC designs to third-party semiconductor fabricators who process silicon wafers to produce the ICs that we design. Our IC designs use industry-standard CMOS manufacturing process technology to achieve a level of performance normally associated with more expensive special-purpose IC fabrication technology. We believe the use of CMOS technology facilitates the rapid production of our ICs within a lower cost framework. Our IC production employs submicron process geometries which are readily available from leading foundry suppliers worldwide, thus increasing the likelihood that manufacturing capacity will be available throughout our products' life cycles. We currently partner principally with Taiwan Semiconductor Manufacturing Co. (TSMC) to manufacture substantially all of our semiconductor wafers. We believe that our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on design, development and marketing of our ICs.

Once the silicon wafers have been produced, they are shipped directly to our third-party assembly subcontractors. The assembled ICs are then forwarded for final testing, either to our third-party test subcontractors or our facilities in Austin, Texas, prior to shipping to our customers. We have increasingly utilized offshore third-party test subcontractors, typically in Asia where the parts are assembled and where the products are frequently delivered to our customers. During the fourth quarter of 2004, more than 90% of our units produced were tested by offshore third-party test subcontractors. We expect that our utilization of offshore third-party test subcontractors will remain at this level during fiscal 2005.

BACKLOG

As of January 1, 2005, our backlog was approximately $69.9 million, compared to approximately $86.1 million as of January 3, 2004. We include in backlog accepted product purchase orders from customers and worldwide distributor stocking orders. We only include orders with an expected shipping date from us within six months. Product orders in our backlog are subject to changes in delivery schedules or cancellation at the option of the purchaser typically without penalty. Our backlog may fluctuate significantly depending upon customer order patterns which may, in turn, vary considerably based on rapidly changing business circumstances. Backlog from distributors is not recognized as revenue until the products are sold by the distributors. Additionally, our arrangements with distributors typically provide for price protection and stock rotation activities. Accordingly, we do not believe that our backlog at any time is necessarily representative of actual sales for any succeeding period.

COMPETITION

The markets for semiconductors generally, and for analog and mixed-signal ICs in particular, are intensely competitive. We believe the principal competitive factors in our industry are:

- Product size;
- Level of integration;
- Product capabilities;
- Reliability;
- Price;
- Performance;
- Intellectual property;
- Customer support;
- Reputation;
- Ability to rapidly introduce new products to market; and
- Power requirements.

We believe that we are competitive with respect to these factors, particularly because our ICs typically are smaller in size, are highly integrated, achieve high performance specifications at lower price points than competitive products and are manufactured in standard CMOS which generally enables us to supply them on a relatively rapid basis to customers to meet their product introduction schedules. However, disadvantages we face include our relatively short operating history in certain of our markets and the need for customers to redesign their products and modify their software to implement our ICs in their products.

We anticipate that the market for our products will continually evolve and will be subject to rapid technological change. For example, the mobile handset markets may increasingly require compliance with Wideband Code Division Multiple Access (WCDMA) or EDGE standards, in addition to the GSM/GPRS standard. Our GSM/GPRS mobile handset products have accounted for substantially all of our mobile handset revenue to date. If we are not able to develop EDGE and/or WCDMA compliant products that gain similar acceptance, our mobile handset revenue and overall operating results would be adversely affected. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. Across our product offerings, we compete with Agere Systems, Atmel, AMCC, Analog Devices, Broadcom, Conexant, Cypress, ESS, Freescale, Fujitsu, Infineon Technologies, Legerity, Maxim Integrated Products, Microchip, National Semiconductor, Philips, Renesas, RF Micro Devices, Semtech, Skyworks Solutions, Texas Instruments, Vitesse Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Our competitors may also offer bundled chipset kit arrangements offering a more complete product, which may negatively impact our competitive position despite the technical merits or advantages of our products. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition. As the markets for electronic products grow, we also may face competition from traditional electronic device companies. These companies may enter the mixed-signal semiconductor market by introducing their own products, including components within their products that would eliminate the need for our ICs, or by entering into strategic relationships with or acquiring other existing IC providers.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share.

INTELLECTUAL PROPERTY

Our future success depends in part upon our proprietary technology. We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality procedures. As of January 1, 2005, we had more than 450 issued or pending United States patents in the IC field. We also frequently file for patent protection in a variety of international jurisdictions with respect to the proprietary technology covered by our U.S. patents and patent applications. There can be no assurance that patents will ever be issued with respect to these applications. Furthermore, it is possible that any patents held by us may be invalidated, circumvented, challenged or licensed to others. In addition, there can be no assurance that such patents will provide us with competitive advantages or adequately safeguard our proprietary rights. The patents and patent applications described above will expire at various times in the distant future.

In addition, we claim copyright protection for proprietary documentation used in our products. We have filed for registration, or are in the process of filing for registration, of the visual image of each IC that we have manufactured in commercial quantities with the United States Copyright Office. We have registered the "Silicon Laboratories" logo and a variety of other product and product family names as trademarks in the United States and selected foreign jurisdictions. All other trademarks, service marks or trade names appearing in this report are the property of their respective owners. We also attempt to protect our trade secrets and other proprietary information through agreements with our customers, suppliers, employees and consultants, and through other customary security measures. We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. In addition, the laws of other countries in which our products are sold may not protect our products and intellectual property rights to the same extent as the laws of the United States.

While our ability to effectively compete depends in large part on our ability to protect our intellectual property, we believe that our technical expertise and ability to introduce new products in a timely manner will be an important factor in maintaining our competitive position.

Many participants in the semiconductor and electronics industries have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. We may not prevail in any such litigation or may not be able to license any valid and infringed patents from third parties on commercially reasonable terms, if at all. Litigation, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management's time. Any such litigation could materially adversely affect us. For further information regarding patent litigation, please see "Part I, Item 3. Legal Proceedings."

Our licenses include industry standard licenses with our vendors, such as wafer fabrication tool libraries, third party core libraries, computer-aided design applications and business software applications.

EMPLOYEES

As of January 1, 2005, we employed 588 people. Our success depends on the continued service of our key technical and senior management personnel and on our ability to continue to attract, retain and motivate highly skilled analog and mixed-signal engineers. The competition for such personnel is intense. We have never had a work stoppage and none of our employees are represented by a labor organization. We consider our employee relations to be good.

ENVIRONMENTAL REGULATION

Federal, state and local regulations impose various environmental controls on the storage, use, discharge and disposal of certain chemicals and gases used in the semiconductor industry. Our compliance with these laws and regulations has not had a material impact on our financial position or results of operations.

FACTORS AFFECTING OUR FUTURE OPERATING RESULTS

RISKS RELATED TO OUR BUSINESS

WE MAY NOT BE ABLE TO MAINTAIN OUR HISTORICAL GROWTH AND MAY EXPERIENCE SIGNIFICANT PERIOD-TO-PERIOD FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS, WHICH MAY RESULT IN VOLATILITY IN OUR STOCK PRICE

Although we have generally experienced revenue growth in our recent history, we may not be able to sustain this growth. We may also experience significant period-to-period fluctuations in our revenues and operating results in the future due to a number of factors, and any such variations may cause our stock price to fluctuate. It is likely that in some future period our revenues or operating results will be below the expectations of public market analysts or investors. If this occurs, our stock price may drop, perhaps significantly. For example, our revenues in the third and fourth quarters of fiscal 2004 fell below analyst expectations and resulted in significant declines in our stock price.

A number of factors, in addition to those cited in other risk factors applicable to our business, may contribute to fluctuations in our revenues and operating results, including:

- the timing and volume of orders received from our customers;
- the timeliness of our new product introductions;
- the rate of acceptance of our products by our customers, including the acceptance of new products we may develop for integration in the products manufactured by such customers, which we refer to as "design wins";
- the time lag and realization rate between "design wins" and production orders;
- the demand for, and life cycles of, the products incorporating our ICs;
- the rate of adoption of mixed-signal ICs in the markets we target;
- deferrals or reductions of customer orders in anticipation of new products or product enhancements from us or our competitors or other providers of ICs;
- changes in product mix;
- the average selling prices for our products could drop suddenly due to competitive offerings or competitive predatory pricing, especially with respect to our mobile handset products;
- changes in market standards;
- impairment charges related to inventory, equipment or other long-lived assets;
- significant legal costs to defend our intellectual property rights or respond to claims against us; and
- the rate at which new markets emerge for products we are currently developing or for which our design expertise can be utilized to develop products for these new markets.

The markets for mobile handsets, personal computers, satellite television set-top boxes and VOIP applications are characterized by rapid fluctuations in demand and seasonality that result in corresponding fluctuations in the demand for our products that are incorporated in such devices. Additionally, the rate of technology acceptance by our customers results in fluctuating demand for our products as customers are reluctant to incorporate a new IC into their products until the new IC has achieved market acceptance. Once a new IC achieves market acceptance, demand for the new IC can quickly accelerate to a point and then level off such that rapid historical growth in sales of a product should not be viewed as indicative of continued future growth. In addition, demand can quickly decline for a product when a new IC product is introduced and receives market acceptance. For example, mobile handset transceivers that provide some of the functionality provided by our RF Synthesizers have been introduced to market by us and our competitors. The introduction of these competing transceivers, including our Aero Transceiver, has resulted in a rapid decline in our sales of RF Synthesizers. Due to the various factors mentioned above, the results of any prior quarterly or annual periods should not be relied upon as an indication of our future operating performance.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF, OR A SIGNIFICANT REDUCTION IN ORDERS FROM, ANY KEY CUSTOMER COULD SIGNIFICANTLY REDUCE OUR REVENUES

The loss of any of our key customers, or a significant reduction in sales to any one of them, would significantly reduce our revenues and adversely affect our business. During fiscal 2004, our ten largest customers accounted for 51% of our revenues. We had one customer, Samsung, which represented 17% of our revenues. No other single customer accounted for more than 10% of our revenues during fiscal 2004. Most of the markets for our products are dominated by a small number of potential customers. Therefore, our operating results in the foreseeable future will continue to depend on our ability to sell to these dominant customers, as well as the ability of these customers to sell products that incorporate our IC products. In the future, these customers may decide not to purchase our ICs at all, purchase fewer ICs than they did in the past or alter their purchasing patterns, particularly because:

- we do not have material long-term purchase contracts with our customers;
- substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty;
- some of our customers may have efforts underway to actively diversify their vendor base which could reduce purchases of our ICs; and
- some of our customers have developed or acquired products that compete directly with products these customers purchase from us, which could affect our customers' purchasing decisions in the future.

While we have been a significant supplier of the direct access arrangement, or DAA, ICs used in many of our customers' soft modem DAA products and have also been a substantial supplier of transceivers to Samsung and other major GSM handset manufacturers, our customers regularly evaluate alternative sources of supply in order to diversify their supplier base, which would increase their negotiating leverage with us and protect their ability to secure these components. We believe that any expansion of our customers' supplier bases could have an adverse effect on the prices we are able to charge and volume of product that we are able to sell to our customers, which would negatively affect our revenues and operating results.

WE ARE SUBJECT TO RISKS RELATING TO PRODUCT CONCENTRATION AND LACK OF REVENUE DIVERSIFICATION

We derive a substantial portion of our revenues from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued market acceptance of these products, is therefore, critical to our future success. In addition, substantially all of our products that we have sold include technology related to one or more of our issued U.S. patents. If these patents are found to be invalid or unenforceable, our competitors could introduce competitive products that could reduce both the volume and price per unit of our products. Our business, operating results, financial condition and cash flows could therefore be adversely affected by:

- a decline in demand for any of our more significant products, including our Aero Transceiver, DAA, ISOmodem or ProSLIC;
- failure of our products to achieve continued market acceptance;
- an improved version of our products being offered by a competitor;
- technological change that we are unable to address with our products; and
- a failure to release new products or enhanced versions of our existing products on a timely basis and/or the failure of these products to achieve market acceptance.

We are particularly dependent on sales of our mobile handset products, which constituted 50% of our total revenues in fiscal 2004 and fiscal 2003. In particular, our Aero Transceiver mobile handset product and its subsequent derivatives represented approximately 50% of our total revenues in fiscal 2004 and approximately 40% of our total revenues in fiscal 2003. If the market for the Aero Transceiver or the market for GSM/GPRS mobile handsets in which these products are incorporated deteriorates, our operating results would be materially and adversely affected.

IF WE ARE UNABLE TO DEVELOP NEW AND ENHANCED PRODUCTS THAT ACHIEVE MARKET ACCEPTANCE IN A TIMELY MANNER, OUR OPERATING RESULTS AND COMPETITIVE POSITION COULD BE HARMED

Our future success will depend on our ability to reduce our dependence on a few products by developing new ICs and product enhancements that achieve market acceptance in a timely and cost-effective manner. The development of mixed-signal ICs is highly complex, and we have experienced delays in completing the development and introduction of new products and product enhancements. Successful product development and market acceptance of our products depend on a number of factors, including:

- changing requirements of customers;
- accurate prediction of market and technical requirements, such as any shift of GSM/GPRS to EDGE and WCDMA;
- timely completion and introduction of new designs;
- timely qualification and certification of our ICs for use in our customers' products;
- commercial acceptance and volume production of the products into which our ICs will be incorporated;
- availability of foundry, assembly and test capacity;
- achievement of high manufacturing yields;
- quality, price, performance, power use and size of our products;
- availability, quality, price and performance of competing products and technologies;
- our customer service and support capabilities and responsiveness;
- successful development of our relationships with existing and potential customers;
- changes in technology, industry standards or end-user preferences; and
- cooperation of software partners and semiconductor partners to support our chips within a system.

We cannot provide any assurance that products which we recently have developed or may develop in the future will achieve market acceptance. We have introduced to market or are in development of many ICs. If our ICs fail to achieve market acceptance, or if we fail to develop new products on a timely basis that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

OUR RESEARCH AND DEVELOPMENT EFFORTS ARE FOCUSED ON A LIMITED NUMBER OF NEW TECHNOLOGIES AND PRODUCTS, AND ANY DELAY IN THE DEVELOPMENT, OR ABANDONMENT, OF THESE TECHNOLOGIES OR PRODUCTS BY INDUSTRY PARTICIPANTS, OR THEIR FAILURE TO ACHIEVE MARKET ACCEPTANCE, COULD COMPROMISE OUR COMPETITIVE POSITION

Our ICs are used as components in electronic devices in various markets. As a result, we have devoted and expect to continue to devote a large amount of resources to develop products based on new and emerging technologies and standards that will be commercially introduced in the future. Research and development expense for the year ended January 1, 2005 was $74.9 million, or 16.4% of revenues. A number of large companies are actively involved in the development of these new technologies and standards. Should any of these companies delay or abandon their efforts to develop commercially available products based on new technologies and standards, our research and development efforts with respect to these technologies and standards likely would have no appreciable value. In addition, if we do not correctly anticipate new technologies and standards, or if the products that we develop based on these new technologies and standards fail to achieve market acceptance, our competitors may be better able to address market demand than we would. Furthermore, if markets for these new technologies and standards develop later than we anticipate, or do not develop at all, demand for our products that are currently in development would suffer, resulting in lower sales of these products than we currently anticipate. For example, we have introduced to market the Aero Transceiver product for use in wireless phones operating on the GSM/GPRS standard. We believe this market is now in the early stages of adopting the EDGE and/or WCDMA standards, which allow for enhanced data generation and transmission using mobile handsets. Forecasters expect the EDGE and WCDMA markets to develop and expand in 2005 and 2006. In July 2004, we extended our Aero family to meet the EDGE standard with the Aero EDGE Radio. However, we cannot be certain that the use of this technology will not change in the future and thereby make our products unsuitable. Furthermore, we cannot be certain that any product we develop for these standards will achieve market acceptance.

WE HAVE INCREASED OUR INTERNATIONAL ACTIVITIES SIGNIFICANTLY AND PLAN TO CONTINUE SUCH EFFORTS, WHICH SUBJECTS US TO ADDITIONAL BUSINESS RISKS INCLUDING INCREASED LOGISTICAL AND FINANCIAL COMPLEXITY, POLITICAL INSTABILITY AND CURRENCY FLUCTUATIONS

We recently established additional international subsidiaries and have opened additional offices in international markets to expand our international activities in Europe and the Pacific Rim region. This has included the establishment of a headquarters in Singapore for non-U.S. operations. The percentage of our revenues to customers located outside of the United States was 89% in fiscal 2004, 80% in fiscal 2003 and 79% in fiscal 2002. We may not be able to maintain or increase international market demand for our products. Our international operations are subject to a number of risks, including:

- increased complexity and costs of managing international operations, including our headquarters for non-U.S. operations in Singapore;
- protectionist laws and business practices that favor local competition in some countries;
- multiple, conflicting and changing laws, regulations and tax schemes;
- longer sales cycles;
- greater difficulty in accounts receivable collection and longer collection periods;
- high levels of distributor inventory subject to price protection and rights of return to us;
- political and economic instability;
- greater difficulty in hiring qualified technical sales and applications engineers and administrative personnel; and
- the need to have business and operations systems that can meet the need of our international business and structure.

To date, all of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive.

FAILURE TO MANAGE OUR DISTRIBUTION CHANNEL RELATIONSHIPS COULD IMPEDE OUR FUTURE GROWTH

The future growth of our business will depend in large part on our ability to manage our relationships with current and future distributors and sales representatives, develop additional channels for the distribution and sale of our products and manage these relationships. As we execute our indirect sales strategy, we must manage the potential conflicts that may arise with our direct sales efforts. For example, conflicts with a distributor may arise when a customer begins purchasing directly from us rather than through the distributor. The inability to successfully execute or manage a multi-channel sales strategy could impede our future growth. In addition, relationships with our distributors often involve the use of price protection and inventory return rights. This often requires a significant amount of sales management's time and system resources to manage properly.

WE ARE SUBJECT TO INCREASED INVENTORY RISKS AND COSTS BECAUSE WE BUILD OUR PRODUCTS BASED ON FORECASTS PROVIDED BY CUSTOMERS BEFORE RECEIVING PURCHASE ORDERS FOR THE PRODUCTS

In order to ensure availability of our products for some of our largest customers, we start the manufacturing of our products in advance of receiving purchase orders based on forecasts provided by these customers. However, these forecasts do not represent binding purchase commitments and we do not recognize sales for these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated sales. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to increased risks of high inventory carrying costs, increased obsolescence and increased operating costs. These inventory risks are exacerbated when our customers purchase indirectly through contract manufacturers or hold component inventory levels greater than their consumption rate because this causes us to have less visibility regarding the accumulated levels of inventory for such customers. A resulting write-off of unusable or excess inventories would adversely affect our operating results.

OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN ERRORS WHICH COULD LEAD TO PRODUCT LIABILITY, AN INCREASE IN OUR COSTS AND/OR A REDUCTION IN OUR REVENUES

Our products are complex and may contain errors, particularly when first introduced or as new versions are released. We rely primarily on our in-house testing personnel to design test operations and procedures to detect any errors prior to delivery of our products to our customers. Because our products are manufactured by third parties, should problems occur in the operation or performance of our ICs, we may experience delays in meeting key introduction dates or scheduled delivery dates to our customers. These errors also could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations and business reputation problems. Any defects could require product replacement or recall or we could be obligated to accept product returns. Any of the foregoing could impose substantial costs and harm our business.

Product liability claims may be asserted with respect to our products. Our products are typically sold at prices that are significantly lower than the cost of the end-products into which they are incorporated. A defect or failure in our product could cause failure in our customer's end-product, so we could face claims for damages that are disproportionately higher than the revenues and profits we receive from the products involved. Furthermore, product liability risks are particularly significant with respect to medical and automotive applications because of the risk of serious harm to users of these products. There can be no assurance that any insurance we maintain will sufficiently protect us from any such claims.

An increasing number of our new product developments are being designed in even more complex processes. For example, our Aero II was designed in a .13 micron CMOS process, which adds cost, complexity and elements of experimentation and development, particularly in the area of advanced mixed-signal design.

OUR CUSTOMERS REQUIRE OUR PRODUCTS TO UNDERGO A LENGTHY AND EXPENSIVE QUALIFICATION PROCESS WITHOUT ANY ASSURANCE OF PRODUCT SALES

Prior to purchasing our products, our customers require that our products undergo an extensive qualification process, which involves testing of the products in the customer's system as well as rigorous reliability testing. This qualification process may continue for six months or longer. However, qualification of a product by a customer does not ensure any sales of the product to that customer. Even after successful qualification and sales of a product to a customer, a subsequent revision to the IC, changes in its manufacturing process or the selection of a new supplier by us may require a new qualification process, which may result in delays and in us holding excess or obsolete inventory. After our products are qualified, it can take an additional six months or more before the customer commences volume production of components or devices that incorporate our products. We are experiencing this lengthy introduction to volume production cycle time with our CMOS Power Amplifier, which was introduced in the early part of fiscal 2004 and is not expected to contribute to our revenues prior to the second half of fiscal 2005. Despite these uncertainties, we devote substantial resources, including design, engineering, sales, marketing and management efforts, toward qualifying our products with customers in anticipation of sales. If we are unsuccessful or delayed in qualifying any of our products with a customer, such failure or delay would preclude or delay sales of such product to the customer, which may impede our growth and cause our business to suffer.

WE RELY ON THIRD PARTIES TO MANUFACTURE, ASSEMBLE AND TEST OUR PRODUCTS AND THE FAILURE TO SUCCESSFULLY MANAGE OUR RELATIONSHIPS WITH OUR MANUFACTURERS AND SUBCONTRACTORS WOULD NEGATIVELY IMPACT OUR ABILITY TO SELL OUR PRODUCTS

We do not have our own wafer fab manufacturing facilities. Therefore, we rely principally on one third-party vendor, Taiwan Semiconductor Manufacturing Co. (TSMC), to manufacture the ICs we design. We also currently rely principally on two offshore third-party assembly subcontractors, Advanced Semiconductor Engineering (ASE) and Amkor Technology, to assemble and package the silicon chips provided by the wafers for use in final products. Additionally, we rely on these offshore subcontractors for a substantial portion of the testing requirements of our products prior to shipping. Although we also maintain testing facilities in Austin, Texas, we have increasingly utilized offshore third-party test subcontractors, typically in Asia, where the parts are assembled and where the products are frequently delivered to our customers. We expect utilization of offshore third-party test subcontractors to continue in the future.

The cyclical nature of the semiconductor industry drives wide fluctuations in available capacity at third-party vendors. On occasion, we have been unable to adequately respond to unexpected increases in customer demand due to capacity constraints and, therefore, were unable to benefit from this incremental demand. We may be unable to obtain adequate foundry, assembly or test capacity from our third-party subcontractors to meet our customers' delivery requirements even if we adequately forecast customer demand.

There are significant risks associated with relying on these third-party foundries and subcontractors, including:

- failure by us, our customers or their end customers to qualify a selected supplier;
- potential insolvency of the third-party subcontractors;
- reduced control over delivery schedules and quality;
- limited warranties on wafers or products supplied to us;
- potential increases in prices;
- increased need for international-based supply, logistics and financial management;

- their inability to supply or support new or changing packaging technologies; and
- low test yields.

We typically do not have long-term supply contracts with our third-party vendors which obligate the vendor to perform services and supply products to us for a specific period, in specific quantities, and at specific prices. Our third-party foundry, assembly and test subcontractors typically do not guarantee that adequate capacity will be available to us within the time required to meet demand for our products. In the event that these vendors fail to meet our demand for whatever reason, we expect that it would take up to twelve months to transition performance of these services to new providers. Such a transition may also require qualification of the new providers by our customers or their end customers.

Since our inception, substantially all of the silicon wafers for the products that we have shipped were manufactured either by TSMC or its affiliates. Our customers typically complete their own qualification process. If we fail to properly balance customer demand across the existing semiconductor fabrication facilities that we utilize or are required by our foundry partners to increase, or otherwise change the number of fab lines that we utilize for our production, we might not be able to fulfill demand for our products and may need to divert our engineering resources away from new product development initiatives to support the fab line transition, which would adversely affect our operating results.

OUR INABILITY TO MANAGE GROWTH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS

In recent periods, we have significantly increased the scope of our operations and expanded our workforce from 486 employees at the end of fiscal 2003 to 588 employees at the end of fiscal 2004. This growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded sales, operational and financial enterprise-wide systems, information technology infrastructure, procedures and controls, including the improvement of our accounting and other internal management systems to manage this growth and maintain compliance with regulatory guidelines, including Sarbanes-Oxley Act requirements. While we believe that we are in compliance with all Sarbanes-Oxley Act requirements today, as our business grows our internal management systems and processes will need to improve to ensure that we remain in compliance. We also expect that we will need to continue to expand, train, manage and motivate our workforce. All of these endeavors will require substantial management effort, and we anticipate that we will require additional management personnel and internal processes to manage these efforts and to plan for the succession from time to time of certain persons who have been key management and technical personnel. If we are unable to effectively manage our expanding global operations, our business could be materially and adversely affected.

WE DEPEND ON OUR KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO RETAIN OUR CURRENT PERSONNEL AND HIRE ADDITIONAL PERSONNEL, OUR ABILITY TO DEVELOP AND SUCCESSFULLY MARKET OUR PRODUCTS COULD BE HARMED

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. We believe that our future success will be dependent on retaining the services of our key personnel, developing their successors and certain internal processes to reduce our reliance on specific individuals, and on properly managing the transition of key roles when they occur. For example, at the beginning of fiscal 2004, Navdeep Sooch, our co-founder and chairman of the board, transitioned out of his role as CEO and Daniel Artusi, our Chief Operating Officer and President, assumed the role of CEO. There is currently a shortage of qualified personnel with significant experience in the design, development, manufacturing, marketing and sales of analog and mixed-signal ICs. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacturability of analog elements, and competition for such personnel is intense. Our key technical personnel represent a significant asset and serve as the primary source for our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. The loss of any of our key employees or the inability to attract or retain qualified personnel both in the United States and internationally, including engineers and sales and marketing personnel, could delay the development and introduction of, and negatively impact our ability to sell, our products.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION

As part of our growth and product diversification strategy, we continue to evaluate opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of our markets or enhance our technical capabilities. The Cygnal acquisition and other acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business and operating results, including:

- problems integrating the acquired operations, technologies or products with our existing business and products;
- diversion of management's time and attention from our core business;
- need for financial resources above our planned investment levels;
- difficulties in retaining business relationships with suppliers and customers of the acquired company;
- risks associated with entering markets in which we lack prior experience;
- risks associated with the transfer of licenses of intellectual property;
- potential loss of key employees of the acquired company; and
- potential impairment of related goodwill and intangible assets.

In connection with the Cygnal acquisition, we are obligated to potentially issue up to a maximum of 1,290,963 additional shares of our common stock based upon the achievement of product revenue milestones (of which approximately 369,000 shares have been issued thus far), which could distract our management and employees and lead to disputes with former Cygnal stockholders. Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that could negatively impact the ownership percentages of existing shareholders.

OUR STOCK PRICE MAY BE VOLATILE

The market price of our common stock has been volatile in the past and may be volatile in the future. The market price of our common stock may be significantly affected by the following factors:

- actual or anticipated fluctuations in our operating results;
- changes in financial estimates by securities analysts or our failure to perform in line with such estimates;
- changes in market valuations of other technology companies, particularly semiconductor companies;
- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;
- introduction of technologies or product enhancements that reduce the need for our products;
- the loss of, or decrease in sales to, one or more key customers;
- a large sale of stock by a significant shareholder;
- dilution from the issuance of our stock in connection with acquisitions;
- departures of key personnel; and
- the required expensing of stock options under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 123 (revised 2004), SHARE-BASED PAYMENT.

The stock market has experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

MOST OF OUR CURRENT MANUFACTURERS, ASSEMBLERS, TEST SERVICE PROVIDERS, AND CUSTOMERS ARE CONCENTRATED IN THE SAME GEOGRAPHIC REGION, WHICH INCREASES THE RISK THAT A NATURAL DISASTER, EPIDEMIC, LABOR STRIKE, WAR OR POLITICAL UNREST COULD DISRUPT OUR OPERATIONS OR SALES

Most of our current semiconductor wafer manufacturer's foundries and one of our assembly and test subcontractor's sites are primarily located in the same region within Taiwan and our other assembly and test subcontractors are located in the Pacific Rim region. In addition, many of our customers, particularly mobile handset manufacturers, are located in the Pacific Rim region. The risk of earthquakes in Taiwan and the Pacific Rim region is significant due to the proximity of major earthquake fault lines in the area. We are not currently covered by insurance against business disruption caused by earthquakes as such insurance is not currently available on terms that we believe are commercially reasonable. Earthquakes, fire, flooding, lack of water or other natural disasters in Taiwan or the Pacific Rim region, or an epidemic, political unrest, war, labor strikes or work stoppages in countries where our semiconductor manufacturer, assemblers and test subcontractors are located, likely would result in the disruption of our foundry, assembly or test capacity. There can be no assurance that such alternate capacity could be obtained on favorable terms, if at all.

A natural disaster, epidemic, labor strike, war or political unrest where our customers' facilities are located would likely reduce our sales to such customers. For example, Samsung, our largest customer, is based in South Korea and represented 17% of our revenues in fiscal 2004. North Korea's decision to withdraw from the nuclear Non-Proliferation Treaty and related geopolitical maneuverings have created unrest. Such unrest could create economic uncertainty or instability, could escalate to war or otherwise adversely affect South Korea and our South Korean customers and reduce our sales to such customers, which would materially and adversely affect our operating results. In addition, a significant portion of the assembly and testing of our mobile handset products occurs in South Korea. Any disruption resulting from these events could also cause significant delays in shipments of our products until we are able to shift our manufacturing, assembling or testing from the affected subcontractor to another third-party vendor.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WHICH WOULD NEGATIVELY AFFECT OUR ABILITY TO COMPETE

Our products rely on our proprietary technology, and we expect that future technological advances made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is and will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants, intellectual property providers and business partners, and control access to and distribution of our documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable. We also cannot be certain that others will not develop effective competing technologies on their own.

THE SEMICONDUCTOR MANUFACTURING PROCESS IS HIGHLY COMPLEX AND, FROM TIME TO TIME, MANUFACTURING YIELDS MAY FALL BELOW OUR EXPECTATIONS, WHICH COULD RESULT IN OUR INABILITY TO SATISFY DEMAND FOR OUR PRODUCTS IN A TIMELY MANNER

The manufacture of our products is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries from time to time have experienced lower than anticipated manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance deficiencies. If our foundries fail to deliver fabricated silicon wafers of satisfactory quality in a timely manner, we will be unable to meet our customers' demand for our products in a timely manner, which would adversely affect our operating results and damage our customer relationships.

WE DEPEND ON OUR CUSTOMERS TO SUPPORT OUR PRODUCTS, AND SOME OF OUR CUSTOMERS OFFER COMPETING PRODUCTS

Our products are currently used by our customers to produce modems, telephony equipment, mobile handsets, networking equipment and a broad range of other devices. We rely on our customers to provide hardware, software, intellectual property indemnification and other technical support for the products supplied by our customers. If our customers do not provide the required functionality or if our customers do not provide satisfactory support for their products, the demand for these devices that incorporate our products may diminish or we may otherwise be materially adversely affected. Any reduction in the demand for these devices would significantly reduce our revenues.

In certain products such as the DAA, some of our customers (including Agere Systems, Conexant and Smart Link) offer their own competitive products. These customers may find it advantageous to support their own offerings in the marketplace in lieu of promoting our products.

SIGNIFICANT LITIGATION OVER INTELLECTUAL PROPERTY IN OUR INDUSTRY MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH COULD SERIOUSLY HARM OUR BUSINESS

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, we receive letters from various industry participants alleging infringement of patents, trademarks or misappropriation of trade secrets or from customers requesting indemnification for claims brought against them by third parties. The exploratory nature of these inquiries has become relatively common in the semiconductor industry. We respond when appropriate and as advised by legal counsel. We have been involved in litigation to protect our intellectual property rights in the past and may become involved in such litigation again in the future. For example, in April 2003, we paid $17 million to settle patent infringement claims brought against us by TDK Semiconductor Corporation (TDK). In February 2004, we filed a lawsuit against a former employee and Axiom Microdevices alleging theft of trade secrets. In September 2004, we added claims for patent infringement to such suit. In the future, we may become involved in additional litigation to defend allegations of infringement asserted by others, both directly and indirectly as a result of certain industry-standard indemnities we may offer to our customers. Legal proceedings could subject us to significant liability for damages or invalidate our proprietary rights. Legal proceedings initiated by us to protect our intellectual property rights could also result in counterclaims or countersuits against us. Any litigation, regardless of its outcome, would likely be time-consuming and expensive to resolve and would divert our management's time and attention. Most intellectual property litigation also could force us to take specific actions, including:

- cease selling products that use the challenged intellectual property;
- obtain from the owner of the infringed intellectual property a right to a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
- redesign those products that use infringing intellectual property; or
- pursue legal remedies with third parties to enforce our indemnification rights, which may not adequately protect our interests.

WE COULD SEEK TO RAISE ADDITIONAL CAPITAL IN THE FUTURE THROUGH THE ISSUANCE OF EQUITY OR DEBT SECURITIES, BUT ADDITIONAL CAPITAL MAY NOT BE AVAILABLE ON TERMS ACCEPTABLE TO US, OR AT ALL

We believe that our existing cash, cash equivalents and investments will be sufficient to meet our working capital needs, capital expenditures, investment requirements and commitments for at least the next 12 months. However, it is possible that we may need to raise additional funds to finance our activities or to facilitate acquisitions of other businesses, products, intellectual property or technologies. We believe we could raise these funds, if needed, by selling equity or debt securities to the public or to selected investors. In addition, even though we may not need additional funds, we may still elect to sell additional equity or debt securities or obtain credit facilities for other reasons. However, we may not be able to obtain additional funds on favorable terms, or at all. If we decide to raise additional funds by issuing equity or convertible debt securities, the ownership percentages of existing shareholders would be reduced.

WE ARE A RELATIVELY SMALL COMPANY WITH LIMITED RESOURCES COMPARED TO SOME OF OUR CURRENT AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AND INCREASE MARKET SHARE

Some of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we have. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours. In addition, some of our current and potential competitors have already established supplier or joint development relationships with the decision makers at our current or potential customers. These competitors may be able to leverage their existing relationships to discourage their customers from purchasing products from us or persuade them to replace our products with their products. Our competitors may also offer bundled chipset kit arrangements offering a more complete product despite the technical merits or advantages of our products. These competitors may elect not to support our products which could complicate our sales efforts. These and other competitive pressures may prevent us from competing successfully against current or future competitors, and may materially harm our business. Competition could decrease our prices, reduce our sales, lower our gross profits or decrease our market share.

PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT, DELAY OR IMPEDE A CHANGE IN CONTROL OF US AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. For example, our certificate of incorporation and bylaws provide for:

- the division of our board of directors into three classes to be elected on a staggered basis, one class each year;
- the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our stockholders;
- a prohibition on stockholder action by written consent;
- elimination of the right of stockholders to call a special meeting of stockholders;
- a requirement that stockholders provide advance notice of any stockholder nominations of directors or any proposal of new business to be considered at any meeting of stockholders; and
- a requirement that a supermajority vote be obtained to amend or repeal certain provisions of our certificate of incorporation.

We also are subject to the anti-takeover laws of Delaware which may discourage, delay or prevent someone from acquiring or merging with us, which may adversely affect the market price of our common stock.

WE ARE SUBJECT TO CREDIT RISKS RELATED TO OUR ACCOUNTS RECEIVABLE, ESPECIALLY WHEN OVERSEAS CUSTOMERS PURCHASE OUR PRODUCTS

We do not generally obtain letters of credit or other security for payment from customers, distributors or contract manufacturers. Accordingly, we are not protected against accounts receivable default or bankruptcy by these entities. If we are unable to collect our accounts receivable, our operating results could be materially harmed.

THE PERFORMANCE OF OUR DSL ANALOG FRONT END (AFE) AND MODEM RELATED PRODUCTS MAY BE ADVERSELY AFFECTED BY SEVERE ENVIRONMENTAL CONDITIONS THAT MAY REQUIRE MODIFICATIONS, WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR REVENUES

Although our DSL AFE and modem related products are compliant with published specifications, these established specifications might not adequately address all conditions that must be satisfied in order to operate in harsh environments. This includes environments where there are wide variations in electrical quality, telephone line quality, static electricity and operating temperatures or that may be affected by lightning or improper handling by customers and end users. These environmental factors may result in unanticipated returns of our products. Any necessary modifications could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations and business reputation problems.

RISKS RELATED TO OUR INDUSTRY

WE ARE SUBJECT TO THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY, WHICH HAS BEEN SUBJECT TO SIGNIFICANT FLUCTUATIONS

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant fluctuations, often connected with, or in anticipation of, maturing product cycles and new product introductions of both semiconductor companies' and their customers' products and fluctuations in general economic conditions.

Downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, in fiscal 2001, the semiconductor industry suffered a downturn due to reductions in the actual unit sales of personal computers and wireless phones as compared to previous robust forecasts. This downturn resulted in a material adverse effect on our business and operating results in fiscal 2001.

Upturns have been characterized by increased product demand and production capacity constraints created by increased competition for access to third-party foundry, assembly and test capacity. We are dependent on the availability of such capacity to manufacture, assemble and test our ICs. None of our third-party foundry, assembly or test subcontractors have provided assurances that adequate capacity will be available to us.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS COULD DECREASE RAPIDLY WHICH MAY NEGATIVELY IMPACT OUR REVENUES AND GROSS PROFITS

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices, particularly for mobile handset products. We have reduced the average unit price of our products in anticipation of or in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. If we are unable to offset any such reductions in our average selling prices by increasing our sales volumes and reducing production costs, our gross profits and revenues will suffer. To maintain our gross profit percentage, we will need to develop and introduce new products and product enhancements on a timely basis and continually reduce our costs. Our failure to do so would cause our revenues and gross profit percentage to decline.

COMPETITION WITHIN THE NUMEROUS MARKETS WE TARGET MAY REDUCE SALES OF OUR PRODUCTS AND REDUCE MARKET SHARE

The markets for semiconductors in general, and for mixed-signal ICs in particular, are intensely competitive. We expect that the market for our products will continually evolve and will be subject to rapid technological change. In addition, as we target and supply products to numerous markets and applications, we face competition from a relatively large number of competitors. Across all of our product areas, we compete with Agere Systems, Atmel, AMCC, Analog Devices, Broadcom, Conexant, Cypress, ESS, Freescale, Fujitsu, Infineon Technologies, Legerity, Maxim Integrated Products, Microchip, National Semiconductor, Philips, Renesas, RF Micro Devices, Semtech, Skyworks Solutions Inc., Texas Instruments, Vitesse Semiconductor and others. We expect to face competition in the future from our current competitors, other manufacturers and designers of semiconductors, and start-up semiconductor design companies. Some of our customers, such as Agere Systems, Broadcom, Intel, Motorola, Samsung and Texas Instruments, are also large, established semiconductor suppliers. Our sales to and support of these customers may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. As the markets for communications products grow, we also may face competition from traditional communications device companies. These companies may enter the mixed-signal semiconductor market by introducing their own ICs or by entering into strategic relationships with or acquiring other existing providers of semiconductor products.

In addition, large companies may restructure their operations to create separate companies or may acquire new businesses that are focused on providing the types of products we produce or acquire our customers. For example, in May 2003, Conexant acquired PC-Tel's modem business. In the future, Conexant may seek to supplant our silicon DAA products that have historically been incorporated in PC-Tel's products with Conexant's own competing DAA product. In 2004, Motorola separated its semiconductor operations into Freescale Semiconductor, a publicly traded company focused on communications and integrated electronic systems. As an additional example, in February 2004, Conexant and GlobespanVirata merged to form a company focused on communication semiconductors. This combined entity will focus on all broadband applications and may compete with our DAA, ISOmodem and asymmetric digital subscriber line (ADSL) product lines.

OUR PRODUCTS MUST CONFORM TO INDUSTRY STANDARDS AND TECHNOLOGY IN ORDER TO BE ACCEPTED BY END USERS IN OUR MARKETS

Generally, our products comprise only a part of a device. All components of such devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in affecting industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could be adversely affected which would harm our business.

Products for communications applications are based on industry standards that are continually evolving. For example, GSM mobile handsets now commonly use the GPRS specification for enabling data communications. Certain suppliers are now offering mobile handset devices utilizing the WCDMA protocol to support higher data communication rates on WCDMA networks. We do not currently have a WCDMA mobile handset product. Other suppliers, including us, are now offering mobile handset devices utilizing the EDGE protocol to support higher data communication rates on GSM networks. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our products incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

Our pursuit of necessary technological advances may require substantial time and expense. We may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. If our ICs fail to achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected.

AVAILABLE INFORMATION

Our Internet website address is http://www.silabs.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available through the investor relations page of our Internet website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Item 2. Properties

Our primary facilities, housing test operations, sales and marketing, research and development, and administration, are located in Austin, Texas. These facilities consist of approximately 200,000 square feet of leased floor space with lease terms expiring at various dates through April 2010. In addition to these properties, we lease facilities in New Hampshire for engineering activities and various other smaller locations throughout the United States, England, France, Germany, Japan, Singapore, Hong Kong, Malaysia, Korea, Taiwan and China for sales, marketing, administrative, design and manufacturing support activities.

We believe that these facilities are suitable and adequate to meet our current operating needs.

Item 3. Legal Proceedings

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against us, four of our officers individually and the three investment banking firms who served as representatives of the underwriters in connection with our initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for our initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice our four officers who had been named individually. On February 19, 2003, the Court denied the motion to dismiss the complaint against us. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Silicon Laboratories case. We have approved a settlement agreement and related agreements which set forth the terms of a settlement between us, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of us and the individual defendants for the conduct alleged in the action to be wrongful. We would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. We anticipate that our potential financial obligation to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. We are not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from our insurance carriers. Our carriers appear to be solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement would involve any material payment by us. Furthermore, even if our insurance were unavailable due to insurer insolvency or otherwise, we expect that our maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. The settlement agreement has been submitted to the Court for approval. Approval by the Court cannot be assured. We are unable to determine whether or when a settlement will occur or be finalized. As approval by the Court cannot be assured, we are unable at this time to determine whether the outcome of the litigation would have a material impact on our results of operations or financial condition.

Trade Secret and Patent Infringement Litigation

On February 17, 2004, we filed a lawsuit against a former employee and Axiom Microdevices Inc., a California corporation, in the United States District Court for the Western District of Texas, Austin Division, alleging theft of trade secrets by the individual and Axiom. The lawsuit also alleges that the employee breached his ethical, contractual and fiduciary obligations to us by disclosing trade secrets and confidential information to Axiom and that Axiom tortiously interfered with the employee's contractual obligations to us. On September 14, 2004, we added claims for infringement of United States Patents 6,549,071 and 6,788,141 to the pending suit. The patents relate to our proprietary technology for CMOS RF power amplifiers. At this time, we cannot estimate the outcome of this matter or resulting financial impact to us, if any.

Other Litigation

We are involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, we do not expect them to have a material adverse effect on the consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock has been quoted on the Nasdaq National Market under the symbol "SLAB" since our initial public offering on March 23, 2000. The table below shows the high and low per-share sales prices of our common stock for the periods indicated, as reported by the Nasdaq National Market. As of January 1, 2005, the end of our 2004 fiscal year, there were 343 holders of record of our common stock.

	HIGH	LOW
Fiscal Year Ended January 3, 2004		
First Quarter	$ 30.27	$ 18.89
Second Quarter	32.56	24.22
Third Quarter	53.01	26.10
Fourth Quarter	58.88	39.61
Fiscal Year Ended January 1, 2005		
First Quarter	$ 59.92	$ 44.00
Second Quarter	59.45	42.88
Third Quarter	43.95	29.02
Fourth Quarter	37.50	26.89

We have never declared or paid any cash dividends on our common stock and we do not intend to pay cash dividends in the foreseeable future. We currently expect to retain any future earnings to fund the operation and expansion of our business.

Our registration statement (Registration No. 333-94853) under the Securities Act of 1933, as amended, relating to our initial public offering of our common stock became effective on March 23, 2000. A total of 3,680,000 shares of common stock were registered. We sold a total of 3,200,000 shares of our common stock and selling stockholders sold a total of 480,000 shares to an underwriting syndicate. The managing underwriters were Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., and Salomon Smith Barney Inc. The offering commenced and was completed on March 24, 2000, at a price to the public of $31.00 per share. The initial public offering resulted in net proceeds to us of $90.6 million, after deducting underwriting commissions of $6.9 million and offering expenses of $1.6 million. We used $15 million of the proceeds as part of the consideration paid in the acquisition of Krypton Isolation, Inc. on August 9, 2000. Another $4.3 million was used to pay off equipment loans provided by Imperial Bank. We used another $1.0 million of the proceeds as part of the consideration paid in the acquisition of SNR Semiconductor Incorporated (SNR) on October 2, 2000. In December 2002, we prepaid $2.4 million in satisfaction of our remaining debt and lease obligations to three equipment financing institutions. In December 2003, we paid $0.9 million in direct acquisition costs for professional and legal fees related to the acquisition of Cygnal. As of January 1, 2005, the remaining proceeds were invested in short-term, investment-grade interest-bearing instruments.

No securities were repurchased during the fourth quarter of fiscal 2004.

Item 6. Selected Consolidated Financial Data

The selected consolidated balance sheet data as of fiscal year ended 2004 and 2003 and the selected consolidated statements of operations data for fiscal 2004, 2003 and 2002 have been derived from the audited consolidated financial statements included in this Form 10-K. The selected consolidated balance sheet data as of fiscal year ended 2002, 2001 and 2000 and the selected consolidated statements of operations data for fiscal 2001 and 2000 have been derived from audited consolidated financial statements not included in this Form 10-K. You should read this selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those statements included in this Form 10-K.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA

	Fiscal Year				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Revenues	$ 456,225	$ 325,305	$ 182,016	$ 74,065	$ 103,103
Cost of revenues	206,230	162,173	79,939	31,930	35,601
Gross profit	249,995	163,132	102,077	42,135	67,502
Operating expenses:					
Research and development	74,917	48,296	32,001	28,978	19,419
Selling, general and administrative	64,156	42,836	33,877	20,056	17,648
Write off of in-process research & development	—	1,600	—	—	394
Goodwill amortization	—	—	—	4,187	3,307
Impairment of goodwill and other intangible assets	—	—	37	34,885	—
Amortization of deferred stock compensation	4,237	4,986	5,173	5,276	3,761
Operating expenses	143,310	97,718	71,088	93,382	44,529
Operating income (loss)	106,685	65,414	30,989	(51,247)	22,973
Other income (expense):					
Interest income	3,054	1,368	1,582	3,624	3,964
Interest expense	(311)	(49)	(617)	(751)	(1,162)
Other income (expense), net	2,148	(537)	(647)	(2)	74
Income (loss) before income taxes	111,576	66,196	31,307	(48,376)	25,849
Provision (benefit) for income taxes	34,883	21,480	10,590	(2,803)	11,832
Net income (loss)	$ 76,693	$ 44,716	$ 20,717	$ (45,573)	$ 14,017
Net income (loss) per share:					
Basic	$ 1.49	$ 0.92	$ 0.44	$ (0.99)	$ 0.37
Diluted	$ 1.39	$ 0.86	$ 0.41	$ (0.99)	$ 0.29
Weighted-average common shares outstanding:					
Basic	51,471	48,850	47,419	45,914	38,326
Diluted	54,983	52,288	50,811	45,914	48,788

CONSOLIDATED BALANCE SHEET DATA:

	January 1, 2005	January 3, 2004	December 28, 2002	December 29, 2001	December 30, 2000
			(in thousands)		
Cash, cash equivalents and short-term investments	$ 277,106	$ 190,313	$ 115,166	$ 101,248	$ 96,438
Working capital	294,557	202,712	122,354	106,556	103,347
Total assets	484,402	378,095	197,065	145,021	184,840
Long-term obligations and other liabilities	2,570	9,962	949	3,817	5,125
Total stockholders' equity	399,484	287,205	155,722	125,407	162,951

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS REPORT ON FORM 10-K. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE SEE THE "CAUTIONARY STATEMENT" ABOVE AND "FACTORS AFFECTING OUR FUTURE OPERATING RESULTS" UNDER ITEM 1 FOR A DISCUSSION OF THE UNCERTAINTIES, RISKS AND ASSUMPTIONS ASSOCIATED WITH THESE STATEMENTS. OUR FISCAL YEAR-END FINANCIAL REPORTING PERIODS ARE A 52- OR 53- WEEK YEAR ENDING ON THE SATURDAY CLOSEST TO DECEMBER 31ST. FISCAL 2004 HAD 52 WEEKS AND ENDED ON JANUARY 1, 2005. FISCAL 2003 HAD 53 WEEKS WITH THE EXTRA WEEK OCCURRING IN THE FOURTH QUARTER OF THE YEAR AND ENDED ON JANUARY 3, 2004. FISCAL 2002 HAD 52 WEEKS AND ENDED ON DECEMBER 28, 2002.

OVERVIEW

We design and develop proprietary, analog-intensive, mixed-signal integrated circuits (ICs) for a broad range of applications. Our innovative ICs can dramatically reduce the cost, size and system power requirements of the products that our customers sell to consumers. We currently offer ICs that can be incorporated into communications devices, such as wireless phones and modems, as well as cable and satellite set-top boxes, residential communication gateways for cable or digital subscriber line (DSL), satellite radios and networking equipment. We also offer a family of 8-bit microcontrollers (MCUs) for use in a broad array of applications such as industrial automation and control, automotive sensors and controls, medical instrumentation, and electronic test and measurement equipment. Our major customers include Agere Systems, Conexant, Hughes Network Systems, Intel, LG Electronics, Sagem, Samsung, Sendo, Smart Link and Thomson.

Our company was founded in 1996. Our business has grown rapidly since our inception, as reflected by our employee headcount, which increased to 588 at the end of fiscal 2004, from 486 employees at the end of fiscal 2003 and 364 employees at the end of fiscal 2002. As a "fabless" semiconductor company, we rely on third-party semiconductor fabricators in Asia, and to a lesser extent the United States, to manufacture the silicon wafers that reflect our IC designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also rely on third-parties in Asia to assemble, package, and, in the substantial majority of cases, test these die and ship these units to our customers. We have increased the amount of testing performed by such third parties, which facilitates faster delivery of products to our customers (particularly those located in Asia), shorter production cycle times, lower inventory requirements, lower costs and increased flexibility of test capacity. We implemented supply chain management software during fiscal 2003 which improved our ability to scale our operations, reduced our inventory requirements and improved the quality of our shipment scheduling commitments with our customers through improved efficiency.

Our product set has expanded to a broad portfolio targeting mobile handset and broad-based mixed-signal applications. Our expertise in analog-intensive, high-performance, mixed-signal ICs enables us to develop highly differentiated solutions that address multiple markets. For example, our silicon direct access arrangement (DAA) product family is optimized for the personal computer (PC) modem market; our ISOmodem® family of embedded modems has been widely adopted by satellite set-top box manufacturers; and our Aero® Global System for Mobile Communications (GSM)/General Packet Radio Services (GPRS) transceiver family is being shipped in mobile handsets worldwide. We continue to introduce next generation ICs with added functionality and further integration. In February 2004, we introduced a power amplifier product for GSM/GPRS mobile handsets that is in the sampling stage to wireless customers. In June 2004, we introduced the Aero II transceiver that provides increased performance and integration over our prior offerings. In July 2004, we introduced and are now sampling the Aero EDGE Radio, which addresses the Enhanced Data Rates for Global Evolution (EDGE) standard for mobile handsets. Through our recently acquired MCU business and our internal development efforts, we further diversified our product portfolio. We plan to continue to diversify our product portfolio by introducing products that increase the content we provide for existing applications and by introducing ICs for markets we do not currently address, thereby expanding our total available market opportunity.

We group our products into two categories, mobile handset products and broad-based mixed-signal products. Mobile handset products include the Aero Transceivers, to the extent incorporated into handsets, the RF Synthesizers and the Power Amplifier. Broad-based mixed-signal products include our silicon DAA, ISOmodem, ProSLIC, satellite tuner, DSL analog front end, clock chips, optical transceivers and clock & data recovery ICs (CDRs), general purpose RF Synthesizers for non-handset applications, as well as the microcontroller products.

During fiscal 2004, 2003 and 2002, one customer, Samsung, represented 17%, 21% and 16% of our revenues, respectively. No other single end customer accounted for more than 10% of our revenues in any of these years. In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. Two of our distributors, Edom Technology and Uniquest, each selling products to customers in Asia, represented 20% and 12% of our fiscal 2004 revenues, respectively. There was one distributor, Edom Technology, which accounted for 13% of our total revenues during fiscal 2003. Two of our distributors, Uniquest and Edom Technology, represented 20% and 16% of our fiscal 2002 revenues, respectively. There were no other distributors or contract manufacturers that accounted for more than 10% of our revenues in fiscal years 2004, 2003 or 2002.

The percentage of our revenues derived from customers located outside of the United States was 89% in fiscal 2004, 80% in fiscal 2003 and 79% in fiscal 2002. This percentage increase in the two most recent years reflects our product and customer diversification and increased market penetration for our products, as many of our mobile handset, and increasingly, broad-based mixed-signal customers manufacture and design their products in Asia. All of our revenues to date have been denominated in U.S. dollars. We believe that a majority of our revenues will continue to be derived from customers outside of the United States.

The sales cycle for the test and evaluation of our ICs can range from one month to 12 months or more. An additional three to six months or more are usually required before a customer ships a significant volume of devices that incorporate our ICs. Due to this lengthy sales cycle, we typically experience a significant delay between incurring expenses for research and development and selling, general and administrative efforts, and the generation of corresponding sales. Consequently, if sales in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and, potentially, future quarters would be adversely affected. Moreover, the amount of time between initial research and development and commercialization of a product, if ever, can be substantially longer than the sales cycle for the product. Accordingly, if we incur substantial research and development costs without developing a commercially successful product, our operating results, as well as our growth prospects, could be adversely affected.

Because many of our ICs are designed for use in consumer products such as personal computers (PCs), personal video recorders, set-top boxes and mobile handsets, we expect that the demand for our products will be typically subject to some degree of seasonal demand resulting in increased sales in the third and fourth quarters of each year when customers place orders to meet holiday demand. However, rapid changes in our markets and across our product areas make it difficult for us to accurately estimate the impact of seasonal factors on our business.

The following describes the line items set forth in our consolidated statements of income:

REVENUES. Revenues are generated almost exclusively by sales of our ICs. We recognize revenue on sales when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Generally, we recognize revenue from product sales direct to customers and contract manufacturers upon shipment. Certain of our sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, we defer the revenue and cost of revenue on such sales until the distributors sell the product to the end customer. Our products typically carry a one-year replacement warranty. Replacements have been insignificant to date. Our revenues are subject to variation from period to period due to the volume of shipments made within a period and the prices we charge for our products. The vast majority of our revenues were negotiated at prices that reflect a discount from the list prices for our products. These discounts are made for a variety of reasons, including: 1) to establish a relationship with a new customer, 2) as an incentive for customers to purchase products in larger volumes, and 3) to provide profit margin to our distributors who resell our products or in response to competition. In addition, as a product matures, we expect that the average selling price for such product will decline due to the greater availability of competing products. Our ability to increase revenues in the future is dependent on increased demand for our established products and our ability to ship larger volumes of those products in response to such demand, as well as our ability to develop or acquire new products and subsequently achieve customer acceptance of newly introduced products.

COST OF REVENUES. Cost of revenues includes the cost of purchasing finished silicon wafers processed by independent foundries; costs associated with assembly, test and shipping of those products; costs of personnel and equipment associated with manufacturing support, logistics and quality assurance; costs of software royalties and amortization of purchased software, other intellectual property license costs, and certain acquired intangible assets; an allocated portion of our occupancy costs; allocable depreciation of testing equipment and leasehold improvements; impairment charges related to certain manufacturing equipment held for sale or abandoned; and, for prior periods, a portion of the settlement costs associated with a patent infringement lawsuit. Generally, we depreciate equipment over four years on a straight-line basis and leasehold improvements over the shorter of the estimated useful life or the applicable lease term. Recently introduced products tend to have higher cost of revenues per unit due to initially low production volumes required by our customers and higher costs associated with new package variations. Generally, as production volumes for a product increase, unit production costs tend to decrease as our yields improve and our semiconductor fabricators, assemblers and test operations achieve greater economies of scale for that product. Additionally, the cost of wafer procurement and assembly and test services, which are significant components of cost of goods sold, vary cyclically with overall demand for semiconductors and our suppliers' available capacity of such products and services.

RESEARCH AND DEVELOPMENT. Research and development expense consists primarily of compensation and related costs of employees engaged in research and development activities, new product mask, wafer, packaging and test costs, external consulting and services costs, amortization of purchased software, equipment tooling, equipment depreciation, amortization of acquired intangible assets, as well as an allocated portion of our occupancy costs for such operations. We generally depreciate our research and development equipment over four years and amortize our purchased software from computer-aided design tool vendors over three to four years. Research and development activities include the design of new products, refinement of existing products and design of test methodologies to ensure compliance with required specifications.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expense consists primarily of personnel-related expenses, related allocable portion of our occupancy costs, sales commissions to independent sales representatives, professional fees, directors' and officers' liability insurance, patent litigation legal fees, other promotional and marketing expenses, and reserves for bad debt. Write-offs of uncollectible accounts have been insignificant to date.

WRITE OFF OF IN-PROCESS RESEARCH & DEVELOPMENT. Write off of in-process research & development reflects the write off of in-process research and development costs which we acquired in connection with our acquisition of Cygnal in fiscal 2003 and Krypton Isolation, Inc. (Krypton) in fiscal 2000.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS. Impairment of goodwill and other intangible assets reflects the charge to write-down that portion of the carrying value of goodwill and other intangible assets that was in excess of its fair market value.

AMORTIZATION OF DEFERRED STOCK COMPENSATION. In connection with the grant of stock options and direct issuances of stock to our employees, we record deferred stock compensation, representing, for accounting purposes, the difference between the exercise price of option grants, or the issuance price of direct issuances of stock, as the case may be, and the fair value of our common stock at the time of such grants or issuances. The deferred stock compensation is amortized over the vesting period of the applicable options or shares, generally five to eight years. The amortization of deferred stock compensation is recorded as an operating expense.

INTEREST INCOME. Interest income reflects interest earned on average cash, cash equivalents and investment balances. We generally invest in tax-exempt short-term investments which yield lower nominal interest proceeds.

INTEREST EXPENSE. Interest expense consists of interest on our short and long-term obligations.

OTHER INCOME (EXPENSE), NET. Other income (expense), net primarily reflects our share of income and losses related to our equity investments and the gain on the disposal of fixed assets.

PROVISION FOR INCOME TAXES. We accrue a provision for federal, state and foreign income tax at the applicable statutory rates adjusted for non-deductible expenses, research and development tax credits and interest income from tax-exempt short-term investments.

RESULTS OF OPERATIONS

The following table sets forth our consolidated statements of income data as a percentage of revenues for the periods indicated:

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues	45.2	49.9	43.9
Gross profit	54.8	50.1	56.1
Operating expenses:			
Research and development	16.4	14.8	17.6
Selling, general and administrative	14.1	13.2	18.6
Write-off of in-process research & development	—	0.5	—
Impairment of goodwill and other intangible assets	—	—	0.0
Amortization of deferred stock compensation	0.9	1.5	2.8
Operating expenses	31.4	30.0	39.0
Operating income	23.4	20.1	17.1
Other income (expense):			
Interest income	0.7	0.4	0.9
Interest expense	(0.1)	(0.0)	(0.4)
Other income (expense), net	0.4	(0.2)	(0.4)
Income before income taxes	24.4	20.3	17.2
Provision for income taxes	7.6	6.6	5.8
Net income	16.8%	13.7%	11.4%

COMPARISON OF FISCAL 2004 TO FISCAL 2003

REVENUES

(in millions)	Year Ended			
	January 1, 2005	January 3, 2004	Change	% Change
Revenues	$ 456.2	$ 325.3	$ 130.9	40.2%

The year over year increase in revenues during fiscal 2004 was primarily attributable to significant growth in both our mobile handset and broad-based mixed-signal product groups.

Mobile Handsets: Mobile handset revenues were $228.8 million or 50.1% of total revenues in fiscal 2004. Compared to the prior year, revenues increased $65.8 million or 40.4%. Growth in the sales of our mobile handset products were driven by increased unit sales of our Aero Transceiver family of products reflecting the increased demand and market share gains driven largely by Asian mobile handset customers. Unit sales of our mobile handset products increased year over year by 38.3%. In addition, average selling prices in this area increased year over year by 1.5%.

Broad-Based Mixed-Signal: Broad-based mixed-signal revenues were $227.3 million or 49.8% of total revenues in fiscal 2004. Compared to the prior year, revenues increased $65.2 million or 40.2%. Growth in the sales of our broad-based mixed-signal products were primarily driven by increased unit sales of our: (1) ISOmodems reflecting growth in demand and market share gains primarily in the set-top box and personal video recorder market segments; (2) microcontrollers, a new business that we acquired in the fourth quarter of fiscal 2003 which contributed revenues of $19.4 million in fiscal 2004; (3) ProSLICs reflecting growth in demand and market share gains in the voice-over-internet protocol (VOIP) market segment; and (4) DAAs reflecting growth in demand in voice applications, such as VOIP, and modems for personal computers. Unit sales of broad-based mixed-signal products increased year over year by 18.1%. In addition, average selling prices in this area increased year over year by 18.7% reflecting the change in mix in this area towards higher priced items.

As our products become more mature, we expect to experience decreases in average selling prices in the future. Our revenues will be dependent on our ability to increase sales volumes and introduce higher priced, next generation products and product extensions.

GROSS PROFIT

(in millions)	Year Ended January 1, 2005	 January 3, 2004	Change	% Change
Gross Profit	$ 250.0	$ 163.1	$ 86.9	53.2%
Percent of revenue	54.8%	50.1%		

The year over year increase in gross profit dollars for fiscal 2004 was primarily due to the substantial increase in sales volumes in both our mobile handset and broad-based mixed-signal product groups. The increase in gross profit percentage in fiscal 2004 was primarily due to the absence of any significant one-time charges such as the $15.3 million charge associated with a patent litigation settlement recorded during the first fiscal quarter of 2003.

We expect to experience declines in the average selling prices of our mobile handset products and certain of our broad-based mixed-signal products. This downward pressure on gross profit as a percentage of revenues may be offset to the extent we are able to: 1) introduce higher margin new products and continue to gain market share with our broad-based mixed-signal ICs; and 2) achieve lower production costs from our wafer foundries and third-party assembly and test sub-contractors.

RESEARCH AND DEVELOPMENT

(in millions)	Year Ended January 1, 2005	 January 3, 2004	Change	% Change
Research and development	$ 74.9	$ 48.3	$ 26.6	55.1%
Percent of revenue	16.4%	14.8%		

The year over year increase in research and development expense for fiscal 2004 was principally due to increased staffing, including personnel related to our acquisition of Cygnal, and associated occupancy and other costs to pursue new product development opportunities, and to continue to develop new testing methodologies for newly introduced and existing products. Some of our more significant development projects in the mobile-handset product area included a power amplifier, a single chip transceiver, and an EDGE compliant radio. Significant development projects in the broad-based mixed-signal product area included the F350 and F064 microcontrollers integrating analog-to-digital converters targeting precision measurement applications. All of these development projects have either been completed or are scheduled to be completed over the next twelve months. Additionally, many of these new products are being sampled by certain of our customers and are in the design-in phase. We don't expect the products derived from these projects to begin to contribute to revenues in a meaningful way until fiscal years 2005 or 2006. Additionally, we expect that research and development expense will increase in absolute dollars in future periods as we continue to increase our staffing and associated costs to pursue additional new product development opportunities, and may fluctuate as a percentage of revenues due to changes in sales volume and the timing of certain expensive items related to new product development initiatives, such as engineering mask and wafer costs.

SELLING, GENERAL AND ADMINISTRATIVE

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change	% Change
Selling, general and administrative	$ 64.2	$ 42.8	$ 21.4	49.8%
Percent of revenue	14.1%	13.2%		

The increase in the dollar amount of selling, general and administrative expense was principally attributable to: (1) an increase of approximately $3.2 million for sales commissions and bonuses associated with our increased revenue levels; (2) an increase of approximately $3.1 million for personnel associated with our acquisition of Cygnal; (3) an increase of approximately $2.9 million for increased staffing and associated costs related to the expansion of our internal information technology and services support organization; (4) an increase of approximately $2.6 million for increased staffing and associated costs associated with the geographical expansion of our sales support organization in Asia and Europe; (5) an increase of approximately $2.4 million in legal, consulting and auditing fees which were primarily driven by activities related to the establishment of a headquarters for non-U.S. operations in Singapore and compliance with the requirements of Section 404 of the Sarbanes-Oxley Act; and (6) an increase of approximately $2.0 million for increased staffing and associated costs related to product marketing and marketing applications activities associated with our mobile handset products. We expect that selling, general and administrative expense will increase in absolute dollars in future periods as we continue to expand our sales channels, marketing efforts and administrative infrastructure. In addition, we expect selling, general and administrative expense to fluctuate as a percentage of revenues because of (1) potential significant variability in our future revenues; (2) fluctuating usage of advertising to promote our products and, in particular, our newly introduced products; and (3) fluctuating legal costs related to litigation and intellectual property matters.

WRITE OFF OF IN-PROCESS RESEARCH & DEVELOPMENT

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Write off of in-process research & development	$ —	$ 1.6	$ (1.6)

We wrote off in-process research and development in fiscal 2003 related to our acquisition of Cygnal. We did not have any such write-offs in fiscal 2004.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Amortization of deferred stock compensation	$ 4.2	$ 5.0	$ (0.8)

The decrease in the dollar amounts of amortization of deferred stock compensation is primarily related to the expiration of amortization on certain grants in which the deferred stock compensation has become fully amortized because the grants have become fully vested.

INTEREST INCOME

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Interest income	$ 3.1	$ 1.4	$ 1.7

The increase in the dollar amount of interest income was due to a greater amount of cash and short-term investments balances during the year ended January 1, 2005 and due to an increase in the interest rates of the underlying instruments during fiscal 2004.

INTEREST EXPENSE

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Interest expense	$ (0.3)	$ (0.0)	$ (0.3)

The increase in the dollar amount of interest expense during the most recent period was due to accrued interest associated with software license agreements.

OTHER INCOME (EXPENSE), NET

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Other income (expense), net	$ 2.1	$ (0.5)	$ 2.6

The increase in the dollar amount of other income for the most recent period was primarily due to gains on the sale of test equipment.

PROVISION FOR INCOME TAXES

(in millions)	Year Ended January 1, 2005	Year Ended January 3, 2004	Change
Provision for income taxes	$ 34.9	$ 21.5	$ 13.4
Effective tax rate	31.3%	32.4%	

The effective tax rates differ from the federal statutory rate of 35% due to the impact of research and development tax credits, state taxes, tax-advantaged interest income and other permanent items.

We anticipate the effective tax rate for fiscal 2005 to be approximately 20% due to our recent completion of an alignment of our financial structure with our international operational structure. However, due to the variability of business conditions, the relative mix in earnings between the U.S. and international operations, and other risks, this effective tax rate may not be realized. Our U.S. earnings are typically taxed at a higher rate than our international earnings.

COMPARISON OF FISCAL 2003 TO FISCAL 2002

REVENUES

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change	% Change
Revenues	$ 325.3	$ 182.0	$ 143.3	78.7%

The increase in revenues from fiscal 2002 to fiscal 2003 was primarily attributable to significant growth in the volume of sales for our Aero Transceiver used in GSM mobile handsets and ISOmodem products used in satellite set top boxes, primarily reflecting gains in market share and an increase in the overall market size. We saw significant growth in the sales of our DAA products, primarily reflecting an increase in the overall market demand for these products and strength in mobile notebook computer modems. During fiscal 2003, we experienced normal decreases in the average selling prices for certain products. However, these price decreases were offset by the significant increases in sales volumes for our products and the introduction of higher priced next generation products and product extensions.

GROSS PROFIT

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change	% Change
Gross profit	$ 163.1	$ 102.1	$ 61.0	59.8%
Percent of revenue	50.1%	56.1%		

The increase in gross profit dollars from fiscal 2002 to fiscal 2003 was primarily due to the substantial increase in sales volume. The decrease in gross margin percentage from fiscal 2002 to fiscal 2003 was primarily due to (1) a $15.3 million charge associated with a patent litigation settlement in fiscal 2003; (2) a greater portion of our sales being comprised of our lower margin mobile handset products; and (3) a $0.8 million impairment charge associated with test equipment held for sale.

RESEARCH AND DEVELOPMENT

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change	% Change
Research and development	$ 48.3	$ 32.0	$ 16.3	50.9%
Percent of revenue	14.8%	17.6%		

The increase in the dollar amount of research and development expense from fiscal 2002 to fiscal 2003 was principally due to increased staffing and associated costs to pursue new product development opportunities, and continue to develop new testing methodologies for newly introduced and existing products. As a percentage of revenues, research and development expense decreased due to the substantial increase in revenues in fiscal 2003.

SELLING, GENERAL AND ADMINISTRATIVE

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change	% Change
Selling, general and administrative	$ 42.8	$ 33.9	$ 8.9	26.4%
Percent of revenue	13.2%	18.6%		

The increase in the dollar amount of selling, general and administrative expense from fiscal 2002 to fiscal 2003 was principally attributable to increased staffing and associated costs, sales commissions associated with our higher revenues and the conversion of our largest customer account, Samsung, from a non-commission bearing distributor account to a commission bearing direct account, and employee bonuses resulting from increased earnings. This increase was partially offset by lower patent litigation-related legal costs following settlement of the TDK litigation.

WRITE OFF OF IN-PROCESS RESEARCH & DEVELOPMENT

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Write off of in-process research & development	$ 1.6	$ —	$ 1.6

We wrote off in-process research and development in fiscal 2003 related to our acquisition of Cygnal. We did not have any write-offs in fiscal 2002.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

We did not recognize any impairment of goodwill and other intangible assets during fiscal 2003. During fiscal 2002, we wrote off $37 thousand, which represented the remaining goodwill related to the fiscal 2000 acquisition of Krypton.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Amortization of deferred stock compensation	$ 5.0	$ 5.2	$ (0.2)

The decrease in the dollar amounts of amortization of deferred stock compensation in fiscal 2003 was primarily related to the expiration of amortization on certain grants in which the deferred stock compensation has become fully amortized because the grants have become fully vested.

INTEREST INCOME

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Interest income	$ 1.4	$ 1.6	$ (0.2)

The decrease in the dollar amount of interest income in fiscal 2003 was generally due to lower interest rates on cash and short-term investments balances during the current year and our transition to tax-exempt investments which bear even lower interest rates.

INTEREST EXPENSE

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Interest expense	$ (0.0)	$ (0.6)	$ 0.6

The decrease in interest expense was primarily due to lower debt, lease and other long-term payable balances during fiscal 2003.

OTHER INCOME (EXPENSE), NET

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Other income (expense), net	$ (0.5)	$ (0.6)	$ 0.1

Other expense primarily reflects our share of the losses in our investment in ASIC Design Services, Inc.

PROVISION FOR INCOME TAXES

(in millions)	Year Ended January 3, 2004	Year Ended December 28, 2002	Change
Provision for income taxes	$ 21.5	$ 10.6	$ 10.9
Effective tax rate	32.4%	33.8%	

PROVISION FOR INCOME TAXES. The effective tax rates differ from the federal statutory rate of 35% due to the impact of research and development tax credits, state taxes, tax-advantaged interest income and other permanent items.

BUSINESS OUTLOOK

We expect revenues in the first quarter of fiscal 2005 to be in the range of $101 million to $105 million. Furthermore, we expect our diluted net income per share to be in the range of $0.25 to $0.28.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity as of January 1, 2005 consisted of $277.1 million in cash, cash equivalents and short-term investments. Our short-term investments consist primarily of municipal and corporate debt securities that have initial maturities of less than one year.

Net cash provided by operating activities was $96.3 million during fiscal 2004, compared to net cash provided of $71.9 million during fiscal 2003. The increase was principally due the higher sales volumes and net income during fiscal 2004 and the absence of any significant one-time payments in fiscal 2004 such as the $15.3 million payment associated with a patent litigation settlement made during fiscal 2003. Operating cash flows during fiscal 2004 reflect our net income of $76.7 million, adjustments for non-cash items (depreciation, amortization, gain on disposal of property, equipment and software and tax benefits associated with the exercise of stock options) of $28.3 million, and a net increase in the components of our working capital of $8.7 million.

Net cash used in investing activities was $58.1 million during fiscal 2004, compared to net cash used of $11.2 million during fiscal 2003. The increase was principally due to an increase of $37.6 million in net purchases of short-term investments, a $5.5 million decrease in the net cash acquired from acquisition of business activity and a $3.8 million increase in net purchases of property, equipment and software and other assets.

We anticipate capital expenditures of approximately $25 million for fiscal 2005. Additionally, as part of our growth strategy, we expect to evaluate opportunities to invest in or acquire other businesses, intellectual property or technologies that would complement or expand our current offerings, expand the breadth of our markets or enhance our technical capabilities.

Net cash provided by financing activities was $13.0 million during fiscal 2004, compared to net cash provided of $16.7 million during fiscal 2003. The decrease in cash flows from financing activities during fiscal 2004 was principally due to lower proceeds from the exercise of employee stock options.

In our day-to-day business activities, we incur certain commitments to make future payments under contracts such as purchase orders, leases and other long-term contracts. Maturities under these contracts are set forth in the following table as of January 1, 2005, (in thousands):

	Payments due by period					
	2005	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Operating lease obligations (1)	$ 3,503	$ 3,365	$ 2,124	$ 1,172	$ 1,329	$ 581
Purchase obligations (2)	25,153	403	—	—	—	—
Other long-term obligations	—	993	—	—	—	—

(1) Operating lease obligations include amounts for leased facilities.

(2) Purchase obligations include contractual arrangements in the form of purchase orders with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule.

Our future capital requirements will depend on many factors, including the rate of sales growth, market acceptance of our products, the timing and extent of research and development projects, potential acquisitions of companies or technologies and the expansion of our sales and marketing activities. We believe our existing cash and short-term investment balances are sufficient to meet our capital requirements through at least the next 12 months, although we could be required, or could elect, to seek additional funding prior to that time. We may enter into acquisitions or strategic arrangements in the future which also could require us to seek additional equity or debt financing.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires that we make estimates and assumptions that affect the amounts reported. Changes in facts and circumstances could have a significant impact on the resulting estimated amounts included in the financial statements. We believe the following critical accounting policies affect our more complex judgments and estimates. We also have other policies that we consider to be key accounting policies, such as our policies for revenue recognition, including the deferral of revenues and cost of revenues on sales to distributors; however, these policies do not meet the definition of critical accounting estimates because they do not generally require us to make estimates or judgments that are difficult or subjective.

Allowance for doubtful accounts – We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific allowance to reduce the net receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on a variety of factors including the length of time the receivables are past their contractual due date, the current business environment, and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions worsened, additional allowances may be required in the future. Accounts receivable write-offs to date have been minimal.

Inventory Valuation - We assess the recoverability of inventories through an on-going review of inventory levels in relation to sales history, backlog and forecasts, product marketing plans and product life cycles. To address the difficult, subjective and complex area of judgment in determining appropriate inventory valuation in a consistent manner, we apply a set of methods, assumptions and estimates to arrive at the net inventory amount by completing the following: First, we identify any inventory that has been previously written down in prior periods. This inventory remains written down until sold, destroyed or otherwise disposed of. Second, we write down the inventory line items that may have some form of obsolescence due to non-conformance with electrical and mechanical standards as identified by our quality assurance personnel. Third, the remaining inventory not otherwise identified to be written down is compared to an assessment of product history and forecasted demand, typically over the last six months and next six months, or actual firm backlog on hand. However, microcontroller product history and forecasted demand is typically measured over the last twelve months and next twelve months, respectively, due to the breadth of customers and markets served and longer product life cycles. Finally, the result of this methodology is compared against the product life cycle and competitive situations in the marketplace driving the outlook for the consumption of the inventory and the appropriateness of the resulting inventory levels. Demand for our products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than those that we project. In the event that actual demand is lower or market conditions are worse than originally projected, additional inventory write-downs may be required.

Impairment of goodwill and other long-lived assets – We review long-lived assets which are held and used, including fixed assets and purchased intangible assets, for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its expected useful life and are significantly impacted by estimates of future prices and volumes for our products, capital needs, economic trends and other factors which are inherently difficult to forecast. If the asset is considered to be impaired, we record an impairment charge equal to the amount by which the carrying value of the asset exceeds its fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Occasionally, we may hold certain assets for sale. In those cases, the assets are reclassified on our balance sheet from long-term to current, and the carrying value of such assets are reviewed and adjusted each period thereafter to the fair value less expected cost to sell.

We test our goodwill for impairment annually as of the first day of our fourth fiscal quarter and in interim periods if certain events occur indicating that the carrying value of goodwill may be impaired. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares our fair value to our net book value. In determining fair value, the accounting guidance allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. If the fair value is less than the net book value, the second step of the analysis compares the implied fair value of our goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, we recognize an impairment loss equal to that excess amount.

Income Taxes – We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance against the deferred tax asset. Further, we operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 (SFAS 151). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a material impact on our results of operations or financial position.

In December 2004, the FASB issued SFAS 123 (revised 2004), SHARE-BASED PAYMENT, (SFAS 123R). SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. SFAS 123R will be effective for periods beginning after June 15, 2005 and allows, but does not require, companies to restate the full fiscal year of 2005 to reflect the impact of expensing share-based payments under SFAS 123R. We have not yet determined which fair-value method and transitional provision we will follow. However, we expect that the adoption of SFAS 123R will have a significant impact on our results of operations. We do not expect the adoption of SFAS 123R will impact our overall financial position. See STOCK-BASED COMPENSATION in Note 2 for the pro forma impact on net income and net income per share from calculating stock-based compensation costs under the fair value alternative of SFAS 123. However, the calculation of compensation cost for share-based payment transactions after the effective date of SFAS 123R may be different from the calculation of compensation cost under SFAS 123, but such differences have not yet been quantified.

In December 2004, the FASB issued SFAS 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 (SFAS 153). The guidance in APB Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. We do not believe that the adoption of SFAS 153 will have a material impact on our results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Our financial instruments include cash, cash equivalents and short-term investments. Our main investment objectives are the preservation of investment capital and the maximization of after-tax returns on our investment portfolio. Our interest income is sensitive to changes in the general level of U.S. interest rates. Based on our cash, cash equivalents and short-term investments holdings as of January 1, 2005, an immediate one-percentage point decline in the yield for such instruments would decrease our annual interest income by approximately $2.8 million. We believe that our investment policy is conservative, both in terms of the average maturity of our investments and the credit quality of the investments we hold.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and supplementary data required by this item are included in Part IV, Item 15 of this Form 10-K and are presented beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We have performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the Exchange Act). Based on that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures were effective as of January 1, 2005 to provide reasonable assurance that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of January 1, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment we believe that, as of January 1, 2005, our internal control over financial reporting is effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young LLP, issued an attestation report on our assessment of our internal control over financial reporting. This report appears on page F-1.

Item 9B. Other Information

None.

PART III

Certain information required by Part III is omitted from this report because we intend to file a definitive Proxy Statement pursuant to Regulation 14A (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item is incorporated by reference to the Proxy Statement under the sections captioned "Proposal 1 — Election of Directors", "Executive Compensation", "Compliance with Section 16(a) of the Securities Exchange Act of 1934." and "Code of Ethics."

Item 11. Executive Compensation

The information under the caption "Executive Compensation," appearing in the Proxy Statement, is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information under the caption "Ownership of Securities" and "Equity Compensation Plan Information" appearing in the Proxy Statement, is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

The information under the caption "Certain Transactions," appearing in the Proxy Statement, is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information related to audit fees and services appearing in the Proxy Statement, is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Financial Statements

SILICON LABORATORIES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

2. Schedules

All schedules have been omitted since the information required by the schedule is not applicable, or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements and notes thereto.

3. Exhibits

The exhibits listed on the accompanying index to exhibits immediately following the financial statements are filed as part of, or hereby incorporated by reference into, this Form 10-K.

(b) Exhibits

Exhibit Number	
2.1*	Agreement and Plan of Reorganization, dated September 25, 2003, by and among Silicon Laboratories Inc., Homestead Enterprises, Inc., and Cygnal Integrated Products, Inc. (filed as Exhibit 2.1 to the Form 8-K filed October 3, 2003).
3.1*	Form of Fourth Amended and Restated Certificate of Incorporation of Silicon Laboratories Inc. (filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Securities and Exchange Commission File No. 333-94853) (the "IPO Registration Statement")).
3.2*	Second Amended and Restated Bylaws of Silicon Laboratories Inc (filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).

Exhibit Number	
4.1*	Specimen certificate for shares of common stock filed as Exhibit 4.1 to the IPO Registration Statement.
10.1*	Form of Indemnification Agreement between Silicon Laboratories Inc. and each of its directors and executive officers (filed as Exhibit 10.1 to the IPO Registration Statement).
10.2*	Silicon Laboratories Inc. 2000 Stock Incentive Plan (filed as Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 (Securities and Exchange Commission File No. 333-60794) filed on May 11, 2001).
10.3	Form of Stock Option Agreement and Notice of Grant of Stock Option under Registrant's 2000 Stock Incentive Plan.
10.4	Form of Addendum to Stock Option Agreement under Registrant's 2000 Stock Incentive Plan.
10.5	Form of Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan.
10.6	Form of Addendum to Stock Issuance Agreement under Registrant's 2000 Stock Incentive Plan.
10.7*	Silicon Laboratories Inc. Employee Stock Purchase Plan (filed as Exhibit 10.3 to the IPO Registration Statement).
10.8*	Lease Agreement dated June 26, 1998 by and between Silicon Laboratories Inc. and S.W. Austin Office Building Ltd. (filed as Exhibit 10.5 to the IPO Registration Statement).
10.9*	Lease Agreement dated October 27, 1999 by and between Silicon Laboratories Inc. and Stratus 7000 West Joint Venture (filed as Exhibit 10.6 to the IPO Registration Statement).
10.10*	Lease Agreement dated June 29, 2000 by and between Silicon Laboratories Inc. and Stratus 7000 West Joint Venture. (filed as Exhibit 10.19 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 2000).
10.11*	Silicon Laboratories Inc. 2005 Bonus Plan (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 25, 2005).
21	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on signature page to this Form 10-K).
31.1	Certification of the Principal Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Accounting Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification as required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated herein by reference to the indicated filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on February 14, 2005.

SILICON LABORATORIES INC.
(Registrant)

By: /s/ Daniel A. Artusi
Daniel A. Artusi
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel A. Artusi and Russell J. Brennan, and each of them, acting individually, as his or her attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

NAME	TITLE	DATE
/s/ Navdeep S. Sooch Navdeep S. Sooch	Chairman of the Board	February 14, 2005
/s/ Daniel A. Artusi Daniel A. Artusi	Chief Executive Officer, President and Director (principal executive officer)	February 14, 2005
/s/ Russell J. Brennan Russell J. Brennan	Vice President and Chief Financial Officer (principal financial and accounting officer)	February 14, 2005
/s/ David R. Welland David R. Welland	Vice President and Director	February 14, 2005
/s/ William G. Bock William G. Bock	Director	February 14, 2005
/s/ Harvey B. Cash Harvey B. Cash	Director	February 14, 2005
/s/ Robert Ted Enloe, III Robert Ted Enloe, III	Director	February 14, 2005
/s/ Laurence G. Walker Laurence G. Walker	Director	February 14, 2005
/s/ William P. Wood William P. Wood	Director	February 14, 2005

(This Page Intentionally Left Blank)

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Silicon Laboratories Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting that Silicon Laboratories Inc. maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Silicon Laboratories Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Silicon Laboratories Inc. maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Silicon Laboratories Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Silicon Laboratories Inc. as of January 1, 2005 and January 3, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 1, 2005 of Silicon Laboratories Inc. and our report dated February 9, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 9, 2005

Report of Independent Registered Public Accounting Firm on Financial Reporting

The Board of Directors and Shareholders of Silicon Laboratories Inc.

We have audited the accompanying consolidated balance sheets of Silicon Laboratories Inc. as of January 1, 2005 and January 3, 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicon Laboratories Inc. at January 1, 2005 and January 3, 2004, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Silicon Laboratories Inc.'s internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 9, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Austin, Texas
February 9, 2005

Silicon Laboratories Inc.
Consolidated Balance Sheets
(in thousands, except per share data)

	January 1, 2005	January 3, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 202,521	$ 151,359
Short-term investments	74,585	38,954
Accounts receivable, net of allowance for doubtful accounts of $1,088 at January 1, 2005 and $1,079 at January 3, 2004	46,272	47,879
Inventories	38,405	34,064
Deferred income taxes	9,878	5,784
Prepaid expenses and other	5,244	5,600
Total current assets	376,905	283,640
Property, equipment and software, net	34,559	34,376
Goodwill	46,766	38,613
Other intangible assets, net	15,384	14,744
Other assets, net	10,788	6,722
Total assets	$ 484,402	$ 378,095
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 37,001	$ 45,488
Accrued expenses	11,913	11,251
Deferred income on shipments to distributors	25,227	11,526
Income taxes payable	8,207	12,663
Total current liabilities	82,348	80,928
Long-term obligations and other liabilities	2,570	9,962
Total liabilities	84,918	90,890
Commitments and contingencies		
Stockholders' equity:		
Preferred stock—$.0001 par value; 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock—$.0001 par value; 250,000 shares authorized; 52,508 and 51,237 shares issued and outstanding at January 1, 2005 and January 3, 2004, respectively	5	5
Additional paid-in capital	287,908	256,792
Deferred stock compensation	(4,787)	(9,257)
Retained earnings	116,358	39,665
Total stockholders' equity	399,484	287,205
Total liabilities and stockholders' equity	$ 484,402	$ 378,095

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc.
Consolidated Statements of Income
(in thousands, except per share data)

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Revenues	$ 456,225	$ 325,305	$ 182,016
Cost of revenues	206,230	162,173	79,939
Gross profit	249,995	163,132	102,077
Operating expenses:			
Research and development	74,917	48,296	32,001
Selling, general and administrative	64,156	42,836	33,877
Write off of in-process research & development	—	1,600	—
Impairment of goodwill and other intangible assets	—	—	37
Amortization of deferred stock compensation	4,237	4,986	5,173
Operating expenses	143,310	97,718	71,088
Operating income	106,685	65,414	30,989
Other income (expense):			
Interest income	3,054	1,368	1,582
Interest expense	(311)	(49)	(617)
Other income (expense), net	2,148	(537)	(647)
Income before income taxes	111,576	66,196	31,307
Provision for income taxes	34,883	21,480	10,590
Net income	$ 76,693	$ 44,716	$ 20,717
Net income per share:			
Basic	$ 1.49	$ 0.92	$ 0.44
Diluted	$ 1.39	$ 0.86	$ 0.41
Weighted-average common shares outstanding:			
Basic	51,471	48,850	47,419
Diluted	54,983	52,288	50,811

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc.
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Common Stock						
	Number Of Shares	Par Value	Additional Paid-In Capital	Stockholder Notes Receivable	Deferred Stock Compensation	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance as of December 29, 2001	48,640	$ 5	$ 170,567	$ (794)	$ (18,603)	$ (25,768)	$ 125,407
Exercises of stock options	238	—	1,483	—	—	—	1,483
Income tax benefit from employee stock-based awards	—	—	1,170	—	—	—	1,170
Repurchase and cancellation of unvested shares	(51)	—	(98)	—	—	—	(98)
Repayment of stockholder notes receivable	—	—	—	566	—	—	566
Employee Stock Purchase Plan	77	—	1,304	—	—	—	1,304
Deferred stock compensation	—	—	(338)	—	338	—	—
Amortization of deferred stock compensation	—	—	—	—	5,173	—	5,173
Net income	—	—	—	—	—	20,717	20,717
Balance as of December 28, 2002	48,904	5	174,088	(228)	(13,092)	(5,051)	155,722
Exercises of stock options	1,063	—	14,739	—	—	—	14,739
Income tax benefit from employee stock-based awards	—	—	6,969	—	—	—	6,969
Repurchase and cancellation of unvested shares	(5)	—	(21)	—	—	—	(21)
Repayment of stockholder notes receivable	—	—	—	228	—	—	228
Employee Stock Purchase Plan	85	—	1,793	—	—	—	1,793
Deferred stock compensation	—	—	1,151	—	(1,151)	—	—
Amortization of deferred stock compensation	—	—	—	—	4,986	—	4,986
Purchase acquisition	1,190	—	58,073	—	—	—	58,073
Net income	—	—	—	—	—	44,716	44,716
Balance as of January 3, 2004	51,237	5	256,792	—	(9,257)	39,665	287,205
Exercises of stock options	798	—	10,268	—	—	—	10,268
Income tax benefit from employee stock-based awards	—	—	6,766	—	—	—	6,766
Repurchase and cancellation of unvested shares	(5)	—	—	—	—	—	—
Employee Stock Purchase Plan	109	—	2,746	—	—	—	2,746
Deferred stock compensation	—	—	(233)	—	233	—	—
Amortization of deferred stock compensation	—	—	—	—	4,237	—	4,237
Purchase acquisition	369	—	11,569	—	—	—	11,569
Net income	—	—	—	—	—	76,693	76,693
Balance as of January 1, 2005	52,508	$ 5	$ 287,908	$ —	$ (4,787)	$ 116,358	$ 399,484

The accompanying notes are an integral part of these consolidated financial statements.

Silicon Laboratories Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
OPERATING ACTIVITIES			
Net income	$ 76,693	$ 44,716	$ 20,717
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization of property, equipment and software	16,191	15,427	11,755
Loss (gain) on disposal of property, equipment and software	(2,174)	1,087	—
Write off of in-process research & development	—	1,600	—
Amortization of other intangible assets and other assets	3,315	3,742	445
Impairment of goodwill and other intangible assets	—	—	37
Amortization of deferred stock compensation	4,237	4,986	5,173
Amortization of note/lease end-of-term interest payments	—	—	214
Equity investment loss	—	663	662
Income tax benefit from employee stock-based awards	6,766	6,969	1,170
Changes in operating assets and liabilities:			
Accounts receivable	1,607	(19,543)	(16,958)
Inventories	(4,341)	(19,201)	(8,098)
Prepaid expenses and other	(1,244)	(1,030)	(1,099)
Income tax receivable	—	—	2,086
Other assets	(358)	(18)	20
Accounts payable	(10,689)	24,681	6,273
Accrued expenses	662	1,916	4,501
Deferred income on shipments to distributors	13,701	1,188	7,285
Deferred income taxes	(3,645)	505	(3,614)
Income taxes payable	(4,456)	4,194	8,470
Net cash provided by operating activities	96,265	71,882	39,039
INVESTING ACTIVITIES			
Purchases of short-term investments	(95,677)	(80,871)	(77,062)
Maturities of short-term investments	60,046	82,854	54,993
Purchases of property, equipment and software	(20,508)	(11,438)	(21,498)
Proceeds from sale of property, equipment and software	4,464	—	—
Purchases of other assets	(6,328)	(7,124)	(2,719)
Net cash acquired (used) in connection with acquisition of business	(114)	5,367	—
Net cash used in investing activities	(58,117)	(11,212)	(46,286)
FINANCING ACTIVITIES			
Payments on long-term debt	—	—	(3,940)
Payments on capital leases	—	—	(464)
Proceeds from repayment of stockholder notes	—	228	566
Proceeds from Employee Stock Purchase Plan	2,746	1,793	1,304
Repurchase and cancellation of common stock	—	(21)	(98)
Net proceeds from exercises of stock options	10,268	14,739	1,483
Net cash provided by (used in) financing activities	13,014	16,739	(1,149)
Increase (decrease) in cash and cash equivalents	51,162	77,409	(8,396)
Cash and cash equivalents at beginning of period	151,359	73,950	82,346
Cash and cash equivalents at end of period	$ 202,521	$ 151,359	$ 73,950
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest paid	$ 254	$ 49	$ 319
Income taxes paid (received), net	$ 36,350	$ 10,326	$ 3,248
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:			
Accrued software licenses and maintenance	$ 2,902	$ 9,514	$ —
Stock issued for acquisition of business	$ 11,569	$ 58,074	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION

Silicon Laboratories Inc. (the Company), a Delaware corporation, develops and markets mixed-signal analog intensive integrated circuits (ICs) for a broad range of applications for global markets. Within the semiconductor industry, the Company is known as a "fabless" company meaning that the ICs are manufactured by third-party foundry semiconductor companies.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company prepares financial statements on a 52-53 week year that ends on the Saturday closest to December 31. Fiscal year 2004 ended January 1, 2005, fiscal year 2003 ended January 3, 2004 and fiscal year 2002 ended on December 28, 2002. Fiscal year 2004 had 52 weeks, fiscal year 2003 had 53 weeks and fiscal year 2002 had 52 weeks. The extra week in fiscal 2003 occurred in the fourth quarter of the year.

PRINCIPLES OF CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The functional currency of the Company's foreign subsidiaries is the U.S. dollar; accordingly, all translation gains and losses resulting from transactions denominated in currencies other than U.S. dollars are included in net income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash deposits and investments with a maturity of ninety days or less when purchased.

SHORT-TERM INVESTMENTS

The Company's short-term investments have original maturities greater than ninety days and less than one year as of the date of purchase and have been classified as available-for-sale securities in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. The carrying value of all available-for-sale securities approximates their fair value due to their short-term nature. Short-term investments at January 1, 2005 and January 3, 2004 consist of the following (in thousands):

	Carrying Value	
	January 1, 2005	January 3, 2004
Municipal Debt Securities	$ 59,585	$ 38,954
Corporate Debt Securities	15,000	—
	$ 74,585	$ 38,954

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist principally of cash and cash equivalents, short-term investments, receivables and accounts payable. The Company believes all of these financial instruments are recorded at amounts that approximate their current market values.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVENTORIES

Inventories are stated at the lower of cost, determined using the first-in, first-out method, or market. Shipping and handling costs are classified as a component of cost of revenue in the consolidated statements of income. Inventories consist of the following (in thousands):

	January 1, 2005	January 3, 2004
Work in progress	$ 23,149	$ 17,702
Finished goods	15,256	16,362
	$ 38,405	$ 34,064

PROPERTY, EQUIPMENT, AND SOFTWARE

Property, equipment, and software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets (generally three to five years). Leasehold improvements are depreciated over the contractual lease period or their useful life, whichever is shorter. Property, equipment and software consist of the following (in thousands):

	January 1, 2005	January 3, 2004
Equipment	$ 26,920	$ 33,261
Computers and purchased software	28,008	23,855
Furniture and fixtures	1,770	1,551
Leasehold improvements	5,513	3,837
	62,211	62,504
Accumulated depreciation	(27,652)	(28,128)
	$ 34,559	$ 34,376

LONG-LIVED ASSETS

The Company evaluates its long-lived assets in accordance with FASB SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. Long-lived assets "held and used" by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives, against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made. Long-lived assets held for sale by the Company are adjusted to fair value less cost to sell in the period the "held for sale" criteria are met and reclassified to a current asset. The fair value less cost to sell amount is evaluated each period to determine if it has changed. Changes are recognized as gains or losses in the period in which they occur.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Carrying values of goodwill and other intangible assets with indefinite lives are reviewed at least annually by the Company for possible impairment in accordance with FASB SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, which was adopted on December 30, 2001. The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the company or reporting unit to the net book value of the company or reporting unit. In determining fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states quoted market prices are the best evidence of fair value. Step two of the analysis compares the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The Company tests goodwill for impairment annually as of the first day of its fourth fiscal quarter and in interim periods if events occur that would indicate that the carrying value of goodwill may be impaired.

EQUITY METHOD INVESTMENTS

Where the Company has investments in affiliated companies in which it has the ability to exercise significant influence over operating and financial policies, but not control, these investments are accounted for using the equity method. When special conditions warrant, for example when the Company is the sole funding source for an affiliated company and the affiliated company has not generated sufficient cash flows to sustain its operations, the Company determines equity income measurement by using the Hypothetical Liquidation at Book Value (HLBV) method. The HLBV method is a balance-sheet oriented approach to equity method accounting and is calculated as the amount that the Company would receive if the affiliated company were to liquidate all of its assets at recorded amounts and distribute the cash to creditors and investors in accordance with their respective liquidation preferences.

The Company records investment income (loss) under the caption other income (expense), net in its consolidated statement of income.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Among the significant estimates affecting the financial statements are those related to inventories, accounts receivables, long-lived assets, goodwill and income taxes. Actual results could differ from those estimates, and such differences could be material to the financial statements.

RISKS AND UNCERTAINTIES

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company places its cash, cash equivalents and short-term investments primarily in market rate accounts. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company provides an allowance for doubtful accounts receivable based upon the expected collectibility of such receivables. The following table summarizes the changes in the allowance for doubtful accounts receivable (in thousands):

Balance at December 29, 2001	$ 490
Additions charged to costs and expenses	455
Write-off of uncollectible accounts	—
Balance at December 28, 2002	945
Balance acquired from the Cygnal Integrated Products, Inc. purchase	39
Additions charged to costs and expenses	117
Write-off of uncollectible accounts	(22)
Balance at January 3, 2004	1,079
Additions charged to costs and expenses	38
Write-off of uncollectible accounts	(29)
Balance at January 1, 2005	$ 1,088

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

A significant portion of the Company's products are fabricated by Taiwan Semiconductor Manufacturing Co. (TSMC). The inability of TSMC to deliver wafers to the Company on a timely basis could impact the production of the Company's products for a substantial period of time, which could have a material adverse effect on the Company's business, financial condition and results of operations.

In addition to direct sales to customers, some of our end customers purchase products indirectly from us through distributors and contract manufacturers. An end customer purchasing through a contract manufacturer typically instructs such contract manufacturer to obtain our products and incorporate such products with other components for sale by such contract manufacturer to the end customer. Although we actually sell the products to, and are paid by, the distributors and contract manufacturers, we refer to such end customer as our customer. The following is a detail of the Company's end customers that accounted for greater than 10% of revenue in the respective fiscal years:

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Samsung	17%	21%	16%

During fiscal 2004, two of our distributors, Edom Technology and Uniquest, represented 20% and 12% of our revenues, respectively. During fiscal 2003, one of our distributors, Edom Technology, accounted for 13% of our revenues. During fiscal 2002, two of our distributors, Uniquest and Edom Technology, represented 20% and 16% of our revenues, respectively.

We are particularly dependent on sales of our Aero Transceiver mobile handset product and its subsequent derivatives, which represented approximately 50% of our total revenues in fiscal 2004 and approximately 40% of our total revenues in fiscal 2003.

REVENUE RECOGNITION

Revenues are generated almost exclusively by sales of our ICs. The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. Revenue from product sales direct to customers and contract manufacturers is generally recognized upon shipment. Certain of the Company's sales are made to distributors under agreements allowing certain rights of return and price protection on products unsold by distributors. Accordingly, the Company defers revenue and gross profit on such sales until the distributors sell the product to the end customer.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expenses were $1.5 million, $0.8 million and $0.5 million in the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002, respectively.

STOCK-BASED COMPENSATION

FASB SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. The Company's basis for electing accounting treatment under APB Opinion No. 25 is principally due to the satisfactory incorporation of the dilutive effect of these shares in the reported earnings per share calculation and the presence of pro forma supplemental disclosure of the estimated fair value methodology prescribed by SFAS No. 123 and SFAS No. 148, ACCOUNTING FOR STOCK-BASED COMPENSATION – TRANSITION AND DISCLOSURE.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION (in thousands, except per share data):

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Net income - as reported	$ 76,693	$ 44,716	$ 20,717
Total stock-based compensation cost, net of related tax effects included in the determination of net income as reported	2,354	3,345	5,173
The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(29,998)	(23,027)	(25,137)
Pro forma net income	$ 49,049	$ 25,034	$ 753
Net income per share			
Basic - as reported	$ 1.49	$ 0.92	$ 0.44
Basic - pro forma	$ 0.95	$ 0.51	$ 0.02
Diluted - as reported	$ 1.39	$ 0.86	$ 0.41
Diluted - pro forma	$ 0.90	$ 0.49	$ 0.02

In December 2004, the FASB issued SFAS 123 (revised 2004), SHARE-BASED PAYMENT, (SFAS 123R). See RECENT ACCOUNTING PRONOUNCEMENTS in Note 2 for additional information.

OTHER COMPREHENSIVE INCOME

FASB SFAS No. 130, REPORTING COMPREHENSIVE INCOME, establishes standards for reporting and display of comprehensive income and its components in the financial statements. There were no significant differences between net income and comprehensive income during any of the periods presented.

INCOME TAXES

The Company accounts for income taxes in accordance with FASB SFAS No. 109, ACCOUNTING FOR INCOME TAXES. This statement requires the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SEGMENT REPORTING

The Company has one operating segment, mixed-signal analog intensive integrated circuits (ICs), consisting of numerous product areas. The Company's chief operating decision maker is considered to be the Chief Executive Officer and President. The chief operating decision maker allocates resources and assesses performance of the business and other activities at the operating segment level.

Revenue is attributed to a geographic area based on the end customer's shipped-to location. Approximately $404.6 million, $260.2 million and $144.7 million of the Company's revenues were from export sales for the fiscal years ended January 1, 2005, January 3, 2004 and December 28, 2002, respectively. In fiscal 2004, South Korea, Taiwan and China accounted for $129.2 million, $70.8 million and $46.6 million of revenues, respectively. During fiscal year 2004, sales of our mobile handset products and broad-based mixed-signal products each accounted for approximately 50% of our revenues.

The long-lived assets of the Company's wholly owned foreign subsidiaries were immaterial in all periods presented.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Net income	$ 76,693	$ 44,716	$ 20,717
Basic:			
Weighted-average shares of common stock outstanding	51,811	49,484	48,780
Weighted-average shares of common stock subject to repurchase	(340)	(634)	(1,361)
Shares used in computing basic net income per share	51,471	48,850	47,419
Effect of dilutive securities:			
Weighted-average shares of common stock subject to repurchase	274	511	1,130
Contingent shares, acquisition	139	—	—
Stock options	3,099	2,927	2,262
Shares used in computing diluted net income per share	54,983	52,288	50,811
Basic net income per share	$ 1.49	$ 0.92	$ 0.44
Diluted net income per share	$ 1.39	$ 0.86	$ 0.41

Approximately 1,568,000, 971,000 and 2,156,000 weighted-average dilutive potential shares of common stock have been excluded from the diluted net income per share calculation for the years ended January 1, 2005, January 3, 2004 and December 28, 2002, respectively, as the exercise price of the underlying stock options exceeded the average market price of the stock during the respective periods. The Company has issued 1,270,701 shares of common stock during the fiscal year ended January 1, 2005, net of repurchases.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 (SFAS 151). SFAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a material impact on its results of operations or financial position.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2004, the FASB issued SFAS 123 (revised 2004), SHARE-BASED PAYMENT, (SFAS 123R). SFAS 123R addresses the accounting for share-based payments to employees, including grants of employee stock options. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Instead, companies will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. SFAS 123R will be effective for periods beginning after June 15, 2005 and allows, but does not require, companies to restate the full fiscal year of 2005 to reflect the impact of expensing share-based payments under SFAS 123R. The Company has not yet determined which fair-value method and transitional provision it will follow. However, the Company expects that the adoption of SFAS 123R will have a significant impact on its results of operations. The Company does not expect the adoption of SFAS 123R will impact its overall financial position. See STOCK-BASED COMPENSATION in Note 2 for the pro forma impact on net income and net income per share from calculating stock-based compensation costs under the fair value alternative of SFAS 123. However, the calculation of compensation cost for share-based payment transactions after the effective date of SFAS 123R may be different from the calculation of compensation cost under SFAS 123, but such differences have not yet been quantified.

In December 2004, the FASB issued SFAS 153, EXCHANGES OF NONMONETARY ASSETS, AN AMENDMENT OF APB OPINION NO. 29 (SFAS 153). The guidance in APB Opinion No. 29, ACCOUNTING FOR NONMONETARY TRANSACTIONS, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 153 will have a material impact on its results of operations or financial position.

3. ACQUISITION OF CYGNAL INTEGRATED PRODUCTS, INC.

On December 10, 2003, the Company completed its acquisition of Cygnal Integrated Products, Inc. (Cygnal), an innovator in analog-intensive, highly integrated 8-bit microcontrollers (MCUs). As a result of the acquisition, Cygnal's portfolio of over 50 general-purpose products further diversifies the Company's existing product line, and will allow it to address the broad-based, high margin, 8-bit MCU and high-performance analog markets. These factors contributed to a purchase price that was in excess of the fair value of the Cygnal net tangible and intangible assets acquired and, as a result, the Company recorded goodwill in connection with this transaction.

Since the acquisition was accounted for using the purchase method, the results of operations of Cygnal have been included with those of the Company subsequent to the acquisition date, December 10, 2003.

3. ACQUISITION OF CYGNAL INTEGRATED PRODUCTS, INC. (CONTINUED)

The following presents the unaudited pro forma combined results of operations of the Company with Cygnal, after giving effect to certain pro forma adjustments (amortization of acquired intangibles and deferred stock compensation, accrued retention bonuses and income tax benefit), as if Cygnal had been acquired as of the beginning of the respective fiscal years. The unaudited pro forma financial information for the fiscal year ended January 3, 2004 gives effect to the merger as if it had occurred at the beginning of the period presented, and combines the audited historical statements of operations of the Company for the fiscal year ended January 3, 2004 and the unaudited historical statement of operations of Cygnal for the year ended December 31, 2003. The unaudited pro forma financial information for the fiscal year ended December 28, 2002 gives effect to the merger as if it had occurred at the beginning of the period presented, and combines the audited historical statements of operations of the Company for the fiscal year ended December 28, 2002 and the audited historical statement of operations of Cygnal for the year ended December 31, 2002 (in thousands, except per share data):

	Fiscal Year Ended January 3, 2004	Fiscal Year Ended December 28, 2002
Revenues	$ 331,997	$ 187,214
Net income	39,098	14,483
Diluted net income per share	0.73	0.28

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger and the acquisition had been consummated as of the dates indicated, nor is it necessarily indicative of future operating results or financial position.

Approximately $1.6 million of the purchase price related to the fair-value of in-process research and development (IPR&D) and was charged to operations during the fourth quarter of fiscal year 2003. The IPR&D was made up of two micro-controller projects which were estimated to be 75% complete as of the date of the acquisition. Additionally, the targeted completion dates were expected to be between December 2003 and March 2004, and the estimated cost to complete these projects was expected to be approximately $0.3 million in the aggregate. The significant risks associated with the successful completion of these projects included the Company's potential inability to finish the complex designs, produce sample versions of the integrated circuits which operated at the required technical specifications and gain customer acceptance of the parts. Failure to complete these projects in a timely manner could have resulted in lost revenues. The fair value of the IPR&D was determined using the income approach. Under the income approach, the fair value reflected the present value of the projected cash flows that were expected to be generated by the products incorporating the IPR&D, if successful. The projected cash flows were discounted to approximate fair value. The discount rate applicable to the cash flows of each project reflected the stage of completion and other risks inherent in each project. The weighted average discount rate used in the valuation of IPR&D was approximately 15 percent. As of January 1, 2005, the Company had completed both of these projects. The Company estimates that it spent an aggregate of $0.9 million to complete these projects. Additionally, the Company expects the products derived from these projects to begin contributing to revenues in a meaningful way in fiscal 2005.

3. ACQUISITION OF CYGNAL INTEGRATED PRODUCTS, INC. (CONTINUED)

The Company is obligated to potentially issue up to a maximum of 1,290,963 additional shares of common stock to shareholders of Cygnal (of which 369,330 shares have already been issued) based on the achievement of certain revenue milestones during the twelve-month earn out period commencing on April 4, 2004 and ending on April 2, 2005. The additional shares will be earned as follows: (1) up to 297,915 shares on a pro rata basis for every dollar of Cygnal product revenues during the earn out period in excess of $10.0 million up to $15.0 million; plus (2) up to 496,524 shares on a pro rata basis for every dollar of Cygnal product revenues during the earn out period in excess of $15.0 million up to $20.0 million; plus (3) up to 496,524 shares on a pro rata basis for every dollar of Cygnal product revenues during the earn out period in excess of $20.0 million up to $24.0 million. During the six month interim earn out period which ended on October 2, 2004, microcontroller product revenues were $10.5 million. As a result, the Company issued 369,330 additional shares during the fourth quarter of fiscal 2004. These shares represented 40% of the shares that would be issuable at the end of the earn out period, assuming, for purposes of this calculation, that the revenues for the full earn out period (i.e., the full twelve-month period) were equal to twice the revenues through the six-month interim measurement period. The Company anticipates that a substantial portion or all of the remaining shares eligible for issuance (921,633 shares) will be issued at the end of the earn out period in fiscal 2005. Such remaining shares have not been, and will not be, reflected in the accompanying financial statements until the contingency is resolved and the shares are issuable.

In accordance with Emerging Issues Task Force Issue No. 99-12 DETERMINATION OF THE MEASUREMENT DATE FOR THE MARKET PRICE OF ACQUIRER SECURITIES ISSUED IN A PURCHASE BUSINESS COMBINATION, the Company has used $31.34 per share (representing the average of the closing prices of Silicon Laboratories common stock for the three days before and after the date of the interim distribution which occurred on November 16, 2004) to value the interim earn-out shares issued to former Cygnal shareholders. The value of any additional consideration to be issued at the completion of the earn-out period upon achievement of the revenue milestones will be determined based on the then current value of the stock issued, and will be recorded as additional purchase price which will change the amount of the purchase price allocable to goodwill.

To date, 1,559,364 shares have been issued related to this acquisition, consisting of the initial consideration and interim additional consideration. Of this amount, 205,603 shares are being held in escrow to satisfy potential liabilities, if any, resulting from claims for breaches of representations and warranties under the Agreement and Plan of Reorganization. These shares will be released at the end of the earn out period in fiscal 2005, if no claims are made.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

The following information details the gross carrying amount and accumulated amortization of other intangible assets (in thousands):

	Amortization Period	January 1, 2005 Gross Amount	January 1, 2005 Accumulated Amortization	January 3, 2004 Gross Amount	January 3, 2004 Accumulated Amortization
Amortized intangible assets:					
Core & developed technology	9 years	$ 9,250	$ (1,084)	$ 9,250	$ (56)
Customer relationships	6 years	2,100	(369)	2,100	(19)
Internal use software	4-7 years	1,300	(251)	1,300	(13)
Patents (1)	4-7 years	5,168	(938)	2,310	(427)
Non-compete agreements	1-4 years	305	(97)	305	(5)
		$ 18,123	$ (2,739)	$ 15,265	$ (520)
Unamortized intangible assets:					
Goodwill (2)		$ 46,766	$ —	$ 38,613	$ —

(1) During fiscal 2004, the Company acquired various patents from a third-party for $2.9 million.
(2) During fiscal 2004, goodwill associated with the acquisition of Cygnal increased by $8.2 million.

Amortization expense related to other intangible assets for fiscal years 2004, 2003, and 2002 was $2.2 million, $0.4 million, and $0.1 million, respectively. The following table details the estimated aggregate amortization expense for other intangible assets for each of the 5 succeeding fiscal years (in thousands):

For fiscal year 2005	$ 2,467
For fiscal year 2006	2,417
For fiscal year 2007	2,355
For fiscal year 2008	2,213
For fiscal year 2009	2,107

5. STOCKHOLDERS' EQUITY

COMMON STOCK

The Company had 52,508,111 shares of common stock outstanding as of January 1, 2005. Of these shares, 212,329 shares were unvested and subject to rights of repurchase that lapse according to a time based vesting schedule.

As of January 1, 2005, the Company had reserved shares of common stock for future issuance as follows:

Employee Stock Option Plans	12,438,461
Employee Stock Purchase Plan	1,008,595
Contingent consideration (Note 3)	921,633
Total shares reserved	14,368,689

5. STOCKHOLDERS' EQUITY (CONTINUED)

The shares issuable under the 2000 Stock Incentive Plan and Employee Stock Purchase Plan automatically increase on the first stock market trading day of each calendar year. Because the first trading day of calendar year 2004 occurred in fiscal 2003, two automatic increases to the reserves were included in fiscal 2003 and there were no increases to the reserves during fiscal 2004.

EMPLOYEE STOCK PURCHASE PLAN

The Employee Stock Purchase Plan (the Purchase Plan) was adopted by the Company's board of directors on January 5, 2000. Eligible employees may purchase a limited number of shares of the Company's common stock at 85% of the market value at semi-annual intervals. As of January 1, 2005, a total of 1,378,306 shares of the Company's common stock were authorized for issuance under the Purchase Plan. There were 109,268 and 85,661 shares issued under the Purchase Plan in fiscal 2004 and fiscal 2003, respectively.

STOCK OPTION/STOCK ISSUANCE PLANS

In fiscal 2000, the Company's board of directors and stockholders approved the 2000 Stock Incentive Plan (the 2000 Plan). The 2000 Plan contains programs for (i) the discretionary granting of stock options to employees, non-employee board members and consultants for the purchase of shares of the Company's common stock, (ii) the discretionary issuance of common stock directly to employees (direct issuance shares), (iii) the granting of special below-market stock options to executive officers and other highly compensated employees of the Company for which the exercise price can be paid using payroll deductions and (iv) the automatic issuance of stock options to non-employee board members. The direct issuance shares and the stock options contain vesting provisions generally ranging from four to eight years. If permitted by the Company, stock options can be exercised immediately and, similar to the direct issuance shares, are subject to repurchase rights which generally lapse in accordance with the vesting schedule. The repurchase rights provide that upon certain defined events, the Company can repurchase unvested shares at the price paid per share. The term of each stock option is no more than ten years from the date of grant. At January 1, 2005, 20,463,217 shares were authorized for issuance under the 2000 Plan.

The following table summarizes information about deferred stock compensation and amortization of deferred stock compensation:

	Year Ended		
	January 1, 2005	**January 3, 2004**	**December 28, 2002**
Stock options or direct issuance shares	—	40,000	—
Deferred stock compensation recorded	—	$ 1,752,000	—
Amortization of deferred stock compensation	$ 4,237,000	$ 4,986,000	$ 5,173,000

The deferred stock compensation represents the difference between the exercise price of the options or the purchase price of the direct issuance shares, and the market price on the date of grant. The deferred stock compensation is amortized over the vesting periods of the related options or shares, using the straight-line method.

5. STOCKHOLDERS' EQUITY (CONTINUED)

A summary of the Company's stock option and direct issuance activity and related information follows:

	Shares Available For Grant	Outstanding Options And Direct Issuances	Exercise Prices	Weighted-Average Exercise Price
Balance at December 29, 2001	391,539	6,645,475	$0.00 - $74.75	$ 18.26
Additional shares reserved	2,432,003	—	—	—
Granted	(2,136,850)	2,136,850	18.33 - 37.90	24.11
Exercised	—	(237,567)	0.00 - 31.00	6.28
Cancelled	194,224	(194,224)	2.00 - 66.00	26.46
Repurchase and cancellation of unvested shares	50,041	—	1.25 -5.00	1.90
Balance at December 28, 2002	930,957	8,350,534	0.00 - 74.75	19.91
Additional shares reserved	5,007,057	—	—	—
Granted	(2,090,550)	2,090,550	0.00 - 52.18	35.46
Exercised	—	(1,063,218)	0.00 - 38.50	13.87
Cancelled	387,452	(387,452)	0.00 - 62.50	30.92
Repurchase and cancellation of unvested shares	5,234	—	0.00 - 10.00	4.08
Balance at January 3, 2004	4,240,150	8,990,414	0.00 - 74.75	23.77
Additional shares reserved	—	—	—	—
Granted	(1,949,300)	1,949,300	30.12 - 58.83	39.50
Exercised	—	(797,103)	0.00 - 55.38	12.90
Cancelled	161,469	(161,469)	2.00 - 55.38	33.95
Repurchase and cancellation of unvested shares	5,000	—	0.00 -0.00	0.00
Balance at January 1, 2005	2,457,319	9,981,142	$0.00 - $74.75	$ 27.54

In addition, the following table summarizes information about stock options that were outstanding and exercisable at January 1, 2005.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$0.00 - $15.10	2,155,102	5.52	$ 9.32	1,635,579	$ 7.63
15.44 - 22.63	1,531,847	6.87	19.09	683,836	18.51
22.80 - 26.50	1,444,720	7.60	24.58	200,778	24.94
26.63 - 33.17	1,986,847	7.90	31.26	612,909	30.47
33.54 - 43.81	1,525,787	8.88	39.01	293,516	39.19
44.44 - 66.00	1,334,839	7.77	51.16	468,819	53.01
74.75 - 74.75	2,000	5.27	74.75	1,900	74.75
$0.00 - $74.75	9,981,142	7.32	$ 27.54	3,897,337	$ 21.89

Pro forma information regarding net income (loss) is required by FASB SFAS No. 123, and has been determined as if the Company had accounted for its stock-based awards to employees under the fair value method of that Statement. The fair value of these stock-based awards was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended		
	January 1, 2005	January 3, 2004	December 28, 2002
Employee Stock Option Plans:			
Expected stock price volatility	60%	70%	85 %
Risk-free interest rate	3.5%	2.9%	3.9 %
Expected life (in years)	5.7	5.2	4.9
Dividend yield	—	—	—
Employee Stock Purchase Plan:			
Expected stock price volatility	73%	77%	85 %
Risk-free interest rate	1.4%	1.1%	3.2 %
Expected life (in months)	17	16	16
Dividend yield	—	—	—

5. STOCKHOLDERS' EQUITY (CONTINUED)

The weighted-average exercise price and fair value for options granted and direct issuance shares during fiscal 2004 is as follows:

	Number of Options/Shares		Weighted-Average Exercise Price		Weighted-Average Fair Value
Exercise price equal to price of stock on date of grant	1,949,300	$	39.50	$	22.41
Exercise price less than price of stock on date of grant	—		—		—

The weighted-average fair value for purchase rights granted under the Purchase Plan for fiscal 2004 was $14.51.

For purposes of pro forma disclosure, the estimated fair value of the Company's stock-based awards to employees is amortized to expense over the vesting period of the underlying instruments. The Company's pro forma information is as follows (in thousands, except per share data):

	Year Ended					
		January 1, 2005		January 3, 2004		December 28, 2002
Pro forma net income	$	49,049	$	25,034	$	753
Pro forma basic net income per share	$	0.95	$	0.51	$	0.02
Pro forma diluted net income per share	$	0.90	$	0.49	$	0.02

Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock-based awards to employees.

6. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease agreements that expire at various dates through 2010. Some of these arrangements contain renewal options, and require the Company to pay taxes, insurance and maintenance costs.

Rent expense under operating leases was $3.0 million, $2.5 million and $2.0 million for fiscal 2004, 2003 and 2002, respectively.

The minimum annual future rentals under the terms of these leases at January 1, 2005 are as follows (in thousands):

FISCAL YEAR		
2005	$	3,694
2006		3,572
2007		2,345
2008		1,326
2009		1,329
Thereafter		581
Total minimum lease payments		12,847
Minimum sublease rental income		(773)
Total net minimum lease payments	$	12,074

Securities Litigation

On December 6, 2001, a class action complaint for violations of U.S. federal securities laws was filed in the United States District Court for the Southern District of New York against the Company, four officers individually and the three investment banking firms who served as representatives of the underwriters in connection with the Company's initial public offering of common stock. The Consolidated Amended Complaint alleges that the registration statement and prospectus for the Company's initial public offering did not disclose that (1) the underwriters solicited and received additional, excessive and undisclosed commissions from certain investors, and (2) the underwriters had agreed to allocate shares of the offering in exchange for a commitment from the customers to purchase additional shares in the aftermarket at pre-determined higher prices. The action seeks damages in an unspecified amount and is being coordinated with approximately 300 other nearly identical actions filed against other companies. A court order dated October 9, 2002 dismissed without prejudice the four officers of the Company who had been named individually. On February 19, 2003, the Court denied the motion to dismiss the complaint against the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Silicon Laboratories case. The Company has approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. The Company anticipates that its potential financial obligation to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. The Company is not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers appear to be solvent, and the Company is not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, the Company does not expect that the settlement would involve any material payment by it. Furthermore, even if the Company's insurance were unavailable due to insurer insolvency or otherwise, the Company expects that its maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. The settlement agreement has been submitted to the Court for approval. Approval by the Court cannot be assured. The Company is unable to determine whether or when a settlement will occur or be finalized. As approval by the Court cannot be assured, the Company is unable at this time to determine whether the outcome of the litigation would have a material impact on its results of operations or financial condition.

Trade Secret and Patent Infringement Litigation

On February 17, 2004, the Company filed a lawsuit against a former employee and Axiom Microdevices Inc., a California corporation, in the United States District Court for the Western District of Texas, Austin Division, alleging theft of trade secrets by the individual and Axiom. The lawsuit also alleges that the employee breached his ethical, contractual and fiduciary obligations to the Company by disclosing trade secrets and confidential information to Axiom and that Axiom tortiously interfered with the employee's contractual obligations to the Company. On September 14, 2004, the Company added claims for infringement of United States Patents 6,549,071 and 6,788,141 to the pending suit. The patents relate to the Company's proprietary technology for CMOS RF power amplifiers. At this time, the Company cannot estimate the outcome of this matter or resulting financial impact to it, if any.

Other Litigation

The Company is involved in various other legal proceedings that have arisen in the normal course of business. While the ultimate results of these matters cannot be predicted with certainty, the Company does not expect them to have a material adverse effect on the consolidated financial position or results of operations.

7. INCOME TAXES

As of January 1, 2005, the Company had a federal net operating loss and a research and development credit carryforwards of approximately $20,664,000 and $559,000 respectively, as a result of the Cygnal acquisition on December 10, 2003. These carryforwards expire in fiscal years 2019 through 2023. Recognition of these loss and credit carryforwards is subject to an annual limit, which may cause them to expire before they are used. Recognition of the benefits will reduce goodwill. The Company has established a valuation allowance against a portion of the deferred tax asset related to these benefits to reflect its judgment about their realizability.

The Company also had state research and development credit carryforwards of approximately $1,607,000 which expire in fiscal years 2019 through 2023.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes and the values used for income tax purposes. Upon the acquisition of Cygnal on December 10, 2003, the Company recorded a net deferred tax liability of approximately $2,245,000 due to differences between book and tax bases of acquired assets and assumed liabilities.

Significant components of the Company's deferred taxes as of January 1, 2005 and January 3, 2004 are as follows (in thousands):

	January 1, 2005	January 3, 2004
Deferred tax assets:		
Net operating loss carryforward	$ 8,020	$ 9,561
Research and development tax credit carryforwards	1,607	2,166
Reserves and allowances	1,490	1,575
Deferred income on shipments to distributors	6,912	4,008
Accrued liabilities & other	2,316	1,620
	20,345	18,930
Less: Valuation allowance	(3,629)	(8,062)
	16,716	10,868
Deferred tax liabilities:		
Acquired intangibles	3,904	4,625
Depreciable assets	3,382	3,752
Prepaid expenses & other	773	927
	8,059	9,304
Net deferred tax assets	$ 8,657	$ 1,564

7. INCOME TAXES (CONTINUED)

Significant components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	January 1, 2005	January 3, 2004	December 28, 2002
Current:			
Federal	$ 37,755	$ 19,255	$ 13,811
State	1,170	550	396
International	917	—	—
Total Current	39,842	19,805	14,207
Deferred:			
Federal	(4,335)	1,629	(3,517)
State	(114)	46	(100)
International	(510)	—	—
Total Deferred	(4,959)	1,675	(3,617)
	$ 34,883	$ 21,480	$ 10,590

The Company's provision for income taxes differs from the expected tax expense amount computed by applying the statutory federal income tax rate to income before income taxes as a result of the following:

	January 1, 2005	January 3, 2004	December 28, 2002
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	1.0	1.0	1.1
Research and development tax credits	(3.0)	(3.6)	(3.6)
Other	(1.7)	—	1.3
	31.3%	32.4%	33.8%

Substantially all of the Company's operating income was generated from domestic operations during fiscal 2003 and 2004. At the end of fiscal 2004, undistributed earnings of the Company's foreign subsidiaries of approximately $666,000 are considered permanently reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided. Determination of the amount of the unrecognized deferred tax liability on these unremitted earnings is not practicable.

8. EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution or 401(k) Plan for its qualified U.S. employees. Participants may contribute a percentage of their compensation on a pre-tax basis, subject to a maximum annual contribution imposed by the Internal Revenue Code. The Company may make discretionary matching contributions as well as discretionary profit-sharing contributions to the 401(k) Plan. The Company's contributions to the 401(k) Plan vest over four years at a rate of 25% per year. The Company contributed $655,000, $424,000 and $320,000 to the 401(k) Plan during fiscal 2004, 2003 and 2002, respectively.

SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

The fourth quarter of fiscal 2003 had fourteen weeks. All other quarterly periods reported here had thirteen weeks. Quarterly financial information for fiscal 2004 and 2003 is as follows (in thousands of dollars except per share amounts):

	Fiscal 2004				Fiscal 2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	$ 95,462	$ 121,010	$ 126,130	$ 113,623	$ 109,559	$ 82,907	$ 69,086	$ 63,753
Cost of revenues	43,108	53,712	57,544	51,866	50,267	38,061	30,267	43,578*
Gross profit	52,354	67,298	68,586	61,757	59,292	44,846	38,819	20,175
Operating expenses:								
Research and development	20,052	18,856	17,867	18,142	14,864	12,267	11,635	9,530
Selling, general & administrative	15,244	17,058	16,650	15,204	12,611	10,688	9,539	9,998
Write off of in- process research and development	—	—	—	—	1,600	—	—	—
Amortization of deferred stock compensation	854	983	1,163	1,237	1,301	1,196	1,223	1,266
Operating expenses	36,150	36,897	35,680	34,583	30,376	24,151	22,397	20,794
Operating income (loss)	16,204	30,401	32,906	27,174	28,916	20,695	16,422	(619)
Other income (expense):								
Interest income	1,194	790	591	479	435	281	308	344
Interest expense	(68)	(78)	(115)	(50)	(49)	—	—	—
Other income (expense), net	169	(29)	193	1,815	170	75	(119)	(663)
Income (loss) before income taxes	17,499	31,084	33,575	29,418	29,472	21,051	16,611	(938)
Provision for income taxes	4,570	10,041	10,769	9,503	8,549	7,119	5,707	105
Net income (loss)	$ 12,929	$ 21,043	$ 22,806	$ 19,915	$ 20,923	$ 13,932	$ 10,904	$ (1,043)
Net income (loss) per share:								
Basic	$ 0.25	$ 0.41	$ 0.44	$ 0.39	$ 0.42	$ 0.28	$ 0.22	$ (0.02)
Diluted	$ 0.24	$ 0.39	$ 0.41	$ 0.36	$ 0.39	$ 0.26	$ 0.21	$ (0.02)
Weighted-average common shares outstanding:								
Basic	52,008	51,389	51,328	50,992	49,711	48,939	48,480	48,215
Diluted	54,632	54,547	55,294	55,290	53,969	52,816	51,392	48,215

* Includes a $15.3 million charge for patent infringement litigation settlement.

AS A PERCENTAGE OF REVENUES

	Fiscal 2004				Fiscal 2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	45.2	44.4	45.6	45.6	45.9	45.9	43.8	68.4*
Gross profit	54.8	55.6	54.4	54.4	54.1	54.1	56.2	31.6
Operating expenses:								
Research and development	21.0	15.6	14.2	16.0	13.6	14.8	16.8	14.9
Selling, general & administrative	16.0	14.1	13.2	13.4	11.5	12.9	13.8	15.7
Write off of in- process research and development	—	—	—	—	1.5	—	—	—
Amortization of deferred stock compensation	0.9	0.8	0.9	1.1	1.2	1.4	1.8	2.0
Operating expenses	37.9	30.5	28.3	30.5	27.8	29.1	32.4	32.6
Operating income (loss)	16.9	25.1	26.1	23.9	26.3	25.0	23.8	(1.0)
Other income (expense):								
Interest income	1.3	0.7	0.5	0.4	0.4	0.3	0.5	0.6
Interest expense	(0.1)	(0.1)	(0.1)	0.0	—	—	—	—
Other income (expense), net	0.2	0.0	0.1	1.6	0.2	0.1	(0.2)	(1.0)
Income (loss) before income taxes	18.3	25.7	26.6	25.9	26.9	25.4	24.1	(1.4)
Provision for income taxes	4.8	8.3	8.5	8.4	7.8	8.6	8.3	0.2
Net income (loss)	13.5%	17.4%	18.1%	17.5%	19.1%	16.8%	15.8%	(1.6)%

- Includes a charge equal to 23.9% of revenues for a patent infringement litigation settlement.

Supplementary Financial Information to the Annual Report

Appendix I. Reconciliation of GAAP to Non-GAAP Financial Measures

Appendix I: SUPPLEMENTARY FINANCIAL INFORMATION (UNAUDITED)

The non-GAAP financial measurements are not intended to replace the presentation of Silicon Laboratories' GAAP financial results. These measurements merely provide supplemental information to assist investors in analyzing Silicon Laboratories' financial position and results of operations; however, these measures are not an alternative to GAAP and may be different from non-GAAP measures used by other companies. We are providing this information because it may enable investors to perform meaningful comparisons of operating results, and more clearly highlight the results of core ongoing operations.

Reconciliation of GAAP to Non-GAAP Financial Measures (in thousands, except per share data)

	Fiscal			
	2001	2002	2003	2004
Operating income (loss)	($51,247)	$30,989	$65,414	$106,685
Adjustments:				
Settlement of patent infringement lawsuit	--	--	15,260	--
Write off of in-process research & development	--	--	1,600	--
Goodwill amortization	4,187	--	--	--
Impairment of goodwill and other intangible assets	34,885	37	--	--
Amortization of deferred stock compensation	5,276	5,173	4,986	4,237
Adjustments	44,348	5,210	21,846	4,237
Adjusted operating income (loss)	($6,899)	$36,199	$87,260	$110,922
Net income (loss)	($45,573)	$20,717	$44,716	$76,693
Adjustments:				
Settlement of patent infringement lawsuit, net of tax	--	--	10,377	--
Write off of in-process research & development	--	--	1,600	--
Goodwill amortization	4,187	--	--	--
Impairment of goodwill and other intangible assets	34,885	37	--	--
Amortization of deferred stock compensation	5,276	5,173	4,986	4,237
Tax-effected adjustments	44,348	5,210	16,963	4,237
Adjusted net income (loss)	($1,225)	$25,927	$61,679	$80,930
Shares used in computing adjusted earnings (loss) per share	45,914	50,811	52,288	54,983
Adjusted earnings (loss) per share	($0.03)	$0.51	$1.18	$1.47

(This Page Intentionally Left Blank)

CORPORATE DIRECTORY

DIRECTORS

Navdeep Sooch
Chairman,
Silicon Laboratories

Daniel Artusi
President
and Chief Executive Officer,
Silicon Laboratories

David Welland
Vice President
and Fellow,
Silicon Laboratories

William Bock
CenterPoint Ventures,
Partner

Harvey B. Cash
InterWest Partners,
General Partner

Robert Ted Enloe, III
Optisoft, Inc.,
President and CEO

Laurence G. Walker, PhD

William Wood
Silverton Partners,
General Partner

EXECUTIVE OFFICERS

Daniel Artusi
President
and Chief Executive Officer

Russell Brennan
Chief Financial Officer

David Bresemann
Vice President

Derrell Coker
Vice President

Bradley Fluke
Vice President

Gary Gay
Vice President

Edmund Healy
Vice President

Jonathan Ivester
Vice President

David Welland
Vice President

SILICON LABORATORIES ENGINEERING FELLOWS

Donald Kerth
Fellow

Jeffrey Scott
Fellow

David Welland
Vice President
and Fellow

CORPORATE INFORMATION

Stock listing: Common stock traded on NASDAQ®

Symbol: SLAB

Options: The Company's options are traded on the Chicago Board Option Exchange and the American Stock Exchange.

LEGAL COUNSEL

DLA Piper Rudnick
Gray Cary US LLP
1221 South MoPac Expressway,
Suite 400
Austin, TX 78746-6875

INDEPENDENT AUDITORS

Ernst & Young LLP
700 Lavaca Street, Suite 1400
Austin, TX 78701

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

ANNUAL MEETING

The Silicon Laboratories Inc. annual meeting will be held on Thursday, April 21, 2005, at 9:30am Central Standard Time at the Lady Bird Johnson Wildflower Center, 4801 La Crosse Avenue, Austin, Texas.

INVESTOR RELATIONS

For more information about Silicon Laboratories, please visit our website at www.silabs.com, or contact:

Investor Relations
Silicon Laboratories Inc.
4635 Boston Lane
Austin, TX 78735
(512) 464-9254
investor.relations@silabs.com

STOCK DATA

As of February 21, 2005, there were 291 holders of record of the Company's Common Stock.

The table to the right sets forth for the periods indicated, the record of high and low per share prices of the Company's Common Stock as reported by the NASDAQ.

FISCAL YEAR ENDED JANUARY 1, 2005	HIGH	LOW
Q1 04	$59.92	$44.00
Q2 04	59.45	42.88
Q3 04	43.95	29.02
Q4 04	37.50	26.89

This annual report is printed on acid-free paper and contains 20% post-consumer fiber.



Silicon Laboratories Inc.
4635 Boston Lane Austin, Texas 78735
(512) 416-8500
www.silabs.com